Hydrogenics Corporation

2010 Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Hydrogenics Corporation

This Management’s Discussion and Analysis (MD&A) comments on the financial condition and operations of Hydrogenics Corporation (“Hydrogenics” or the “Corporation”), as at and for the years ended December 31, 2010 and December 31, 2009, compared to the preceding years. For a complete understanding of our business environment, risks, trends and uncertainties and the effect of critical accounting policies and estimates on our results of operations and financial condition, this MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated March 28, 2011. All amounts in this MD&A are in US dollars, unless otherwise noted.

All financial information contained in this MD&A and in the audited Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), except for certain “Non-GAAP Measures” in Section 14 of this MD&A. The audited Consolidated Financial Statements and this MD&A were reviewed by Hydrogenics’ Audit Committee and approved by the Corporation’s Board of Directors.

Additional information about Hydrogenics, including our Form 20-F, which is filed in Canada as our annual information form, is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the US Securities and Exchange Commission website at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-looking Statements” cautionary notice on page 48 of this MD&A.

This MD&A assumes that our original predecessor (“Old Hydrogenics”) and Hydrogenics are the same company and in this MD&A, “Hydrogenics,” the “Corporation,” or the words “our,”  “us” or “we” refer to Hydrogenics Corporation and its subsidiaries and Old Hydrogenics and its subsidiaries.

For additional information, please use www.hydrogenics.com/investor.

Hydrogenics Corporation

Management’s Discussion and Analysis – Contents
Section		Page
1	Our Business A summary of our business and how we address our markets	4
2	Growth Strategy A summary of our product development, market engagement and financial strategies	7
3	Operating Results A discussion of our operating results for 2010 and 2009	8
4	Financial Condition A discussion of the significant changes in our Consolidated Balance Sheets	14
5	Summary of Quarterly Results A summary view of our quarterly financial performance	15
6	Liquidity and Capital Resources A discussion of our cash flow, liquidity, credit facilities and other disclosures	16
7	Critical Accounting Policies and Estimates A description of our accounting estimates that are critical to determining our financial results, and changes to accounting policies	20
8	Recent Accounting Pronouncements A discussion of generally accepted accounting principle developments that have, will or might affect the Corporation	22
9	Outlook The outlook for our business in 2011	28
10	Related Party Transactions A discussion of related party transactions and their relationship to our business	30
11	Disclosure Controls A discussion of our disclosure controls and procedures	30
12	Internal Control Over Financial Reporting A statement of responsibilities regarding internal controls over financial reporting	30
13	Enterprise Risk Management Enterprise risks and uncertainties facing Hydrogenics and how the Corporation manages these risks	31
14	Reconciliation and Definition of Non-GAAP Measures A description, calculation and reconciliation of certain measures used by management	32
15	Risks and Uncertainties Risks and uncertainties facing Hydrogenics	34
16	Forward-looking Statements Caution regarding forward-looking statements	48

Hydrogenics Corporation

1.  Our Business
A summary of our business and how we address our markets

Who We Are
Hydrogenics, together with its subsidiaries, designs, develops and manufactures hydrogen generation products based on water electrolysis technology and fuel cell products based on proton exchange membrane (“PEM”), technology. Hydrogenics’ mission is to provide safe, secure, sustainable and emission free energy as a leading global provider of clean energy solutions based on hydrogen. We maintain operations in Belgium, Canada and Germany.

How We Are Organized
We operate in various geographic markets and organize ourselves in three reportable segments.

Our OnSite Generation business segment is based in Oevel, Belgium and develops products for industrial gas, hydrogen fuelling and renewable energy storage markets. For the year ended December 31, 2010 our OnSite Generation business reported revenues of $15.9 million and at December 31, 2010 had 63 full-time employees.

Our Power Systems business segment is based in Mississauga, Canada with a satellite facility in Gladbeck, Germany and develops products for stationary and motive power applications. For the year ended December 31, 2010 our Power Systems business reported revenues of $5.0 million and at December 31, 2010 had 47 full-time employees.

Until recently, we provided fuel cell test services and equipment to many of the world’s leading automotive companies as well as to fuel cell developers and component suppliers currently engaged in their own fuel cell development programs. On November 7, 2007, we announced our decision to commence an orderly windup of our fuel cell test products and design, development and manufacturing business. We expect to complete this windup in early 2011 and required approximately $3.5 million of funding with a corresponding charge to earnings. The substantial majority of the cash requirements and corresponding charge to earnings occurred in the fourth quarter of 2007. No further significant costs are anticipated to be incurred.

Where applicable, corporate and other activities are reported separately as Corporate and Other. Our Corporate and Other business segment provides corporate services and administrative support. At December 31, 2010, our Corporate and Other business had four full-time employees.

OnSite Generation
Our OnSite Generation business segment is based on alkaline water electrolysis technology, which involves the decomposition of water (H2O) into oxygen (O2) and hydrogen gas (H2) by passing an electric current through a liquid electrolyte. The resultant hydrogen gas is then captured and used for industrial gas applications, hydrogen fueling applications, and used to store renewable energy in the form of hydrogen gas. Our HySTAT® branded electrolyzer products are based on 60 years of hydrogen experience, meet international standards such as ASME, CE, Rostechnadzor and UL and are certified ISO 9001 from design to delivery. We configure our HySTAT® products for both indoor and outdoor applications and tailor our products to accommodate various hydrogen gas requirements.

The worldwide market for hydrogen, which includes the merchant gas market for hydrogen, is estimated at $5 billion annually, and is served by industrial gas companies as well as on-site hydrogen generated by products manufactured by companies such as ourselves. We believe the annual market for on-site hydrogen generation equipment is approximately $100 million to $200 million. We believe the size of the addressable market for on-site hydrogen generation equipment could double if electrolysis based hydrogen fuelling stations gain widespread acceptance in Europe.

Our OnSite Generation products are sold to leading merchant gas companies such as Air Liquide and Linde Gas and end users requiring high purity hydrogen produced on-site for industrial applications.  We also sell products to progressive oil and gas companies such as Shell Hydrogen requiring hydrogen fuelling stations for transportation applications. Recently, an increase in interest and orders for fuelling stations in Europe has signaled what we believe could be a major increase in the size of this market. We

Hydrogenics Corporation

continue to see requests for our products in renewable energy storage products.  While this area is heavily dependent on public funding initiatives, particularly in Europe, it continues to present compelling growth opportunities.  In 2009, we began to sell our products to leading electric power utilities, including B.C. Powertech and Newfoundland and Labrador Hydro, to satisfy the need for renewable energy storage.

The business objectives for our OnSite Generation group are to: (i) further increase the gross margins of existing product lines by improving our procurement and manufacturing processes; (ii) further increase the reliability and durability of our products to exceed the expectations of our customers and improve the performance of our applications; (iii) reduce the cost of ownership of our products through design and technology improvement; (iv) continue to pursue opportunities for customers to convert otherwise wasted renewable energy, such as wind and solar energy, into hydrogen; (v) further expand into ready markets such as Eastern Europe (including Russia), Asia and the Middle East; and (vi) grow our fuelling station business.

Our OnSite Generation business competes with merchant gas companies such as Air Liquide and Linde Gas which, in addition to being customers, operate large scale centralized hydrogen production plants and are providers of alternative on-site hydrogen generation products using steam methane reforming  (“SMR”) technology or other electrolysis technology. We compete on performance, reliability and cost and believe we are well positioned in situations where there is a need for high purity hydrogen manufactured on-site.

Power Systems
Our Power Systems business segment is based on PEM fuel cell technology, which transforms chemical energy liberated during the electrochemical reaction of hydrogen and oxygen to electrical energy. Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power profiles. We configure our HyPM® products to multiple electrical power outputs ranging from 4 to 65 kilowatts with ease of integration, high reliability and operating efficiency, delivered in a highly compact area. We have also developed and delivered hydrogen generation products on a smaller scale based on PEM water electrolysis.

Our target markets include backup power for telecom and data centre installations and motive power applications such as buses, trucks and utility vehicles. The military, historically an early technology adopter, is a specialized market for our innovative fuel cell based products. The worldwide market for data centre backup power is estimated to be in excess of $6 billion and the market for telecom backup power is estimated to be $2 to $3 billion in the US alone, based on a complete displacement of existing products serving this market.

Our Power Systems products are sold to leading Original Equipment Manufacturers (“OEMs”) such as CommScope, Inc. (“CommScope”) to provide backup power applications for telecom installations. Additionally, our products are sold for prototype field tests intended to be direct replacements for traditional lead-acid battery packs for motive applications. We also sell our Power Systems products to the military and other early adopters of emerging technologies.

The business objectives for our Power Systems group are to: (i) offer a standard fuel cell platform for many markets thereby enabling ease of manufacturing and reduced development spending; (ii) reduce product cost; (iii) achieve further market penetration in the backup power and motive power markets by tailoring our HyPM® fuel cell products to meet market specific requirements including price, performance and features; (iv) invest in sales and market development activities in the backup power and motive power markets; (v) continue to target the military and other early adopters of emerging technologies as a bridge to future commercial markets; and (vi) secure the requisite people and processes to align our anticipated growth plans with our resources and capabilities.

Our Power Systems business competes with several well established battery and internal combustion engine companies in addition to several other fuel cell companies. We compete on relative price/performance and design innovation. In the backup power market, we believe our HyPM® systems have an advantage over batteries and internal combustion engines for customers seeking extended run requirements, by offering a more reliable and economic performance. In motive power markets, we

Hydrogenics Corporation

believe our HyPM® products are well positioned against lead-acid batteries by offering increased productivity and lower operational costs.

There are four types of fuel cells other than PEM fuel cells that are generally considered to have possible commercial applications including phosphoric acid fuel cells, molten carbonate fuel cells, solid oxide fuel cells and alkaline fuel cells. Each of these fuel cell technologies differs in their component materials and operating characteristics.  While all fuel cell types may have potential environmental and efficiency advantages over traditional power sources, we believe PEM fuel cells can be manufactured less expensively and are more efficient and more practical in small-scale stationary and motive power applications. Further, most automotive companies have selected PEM technology for fuel cell powered automobiles. We expect this will help establish a stronger industry around PEM technology and may result in a lower cost as compared to the other fuel cell technologies.

How We Sell Our Products
Our products are sold worldwide to OEMs, systems integrators and end users through a direct sales force and a network of distributors. Our sales method varies depending on the product offering,  market and stage of technology adoption.

Our Intellectual Property
We believe our intellectual property provides us a strong competitive advantage and represents a significant barrier to entry. As at December 31, 2010, we held 88 patents and had 89 patents pending.

Government Regulation
We are not subject to regulatory commissions governing traditional electric utilities and other regulated entities in any of the jurisdictions in which we operate. Our products are, however, subject to oversight and regulation by governmental bodies in regard to building codes, fire codes, public safety, electrical and gas pipeline connections and hydrogen siting, among others.

2009 Restructuring
We were incorporated under the Canada Business Corporations Act in 1988 and commenced our fuel cell development activities in 1996.

On June 11, 2009, we, Old Hydrogenics, the Board of Trustees of Algonquin Power Income Fund (“APIF”) and APIF’s manager, Algonquin Power Management Inc., agreed on the terms of a series of transactions (collectively, the “APIF Transaction”) and agreements, pursuant to which Old Hydrogenics agreed to transfer its entire business and operations to us, including all assets, liabilities, directors, management and employees, but excluding its tax attributes. Concurrently, the APIF Transaction enabled unitholders of APIF to continue to hold their interest in APIF as shareholders of Old Hydrogenics, which was renamed Algonquin Power & Utilities Corp. (“APUC”), a publicly traded Canadian corporation. APUC has the ability to make efficient use of our accumulated tax attributes in the continued execution of APIF’s business plans. Under the APIF Transaction, our shareholders had their common shares in the capital of Old Hydrogenics redeemed for our common shares on a one-for-one basis. At the same time APIF unitholders exchanged their units for APUC common shares.

As a result of completion of the APIF Transaction on October 27, 2009, unitholders of APIF did not retain any interest in the business of the Corporation nor did the Corporation’s shareholders retain any interest in the business of APIF. We have continued to carry on the hydrogen generation and fuel cell business as a public entity with all of the assets (including the intellectual property), except for certain tax assets, of our predecessor prior to the APIF Transaction.

Details of the APIF Transaction are described more fully in Old Hydrogenics’ management proxy circular dated June 25, 2009. See also note 2 to our consolidated financial statements.

Hydrogenics Corporation

2 Growth Strategy
A summary of our product development, market engagement and financial strategies

Our strategy is to develop electrolyzer and fuel cell products for sale to OEMs, electric utilities, merchant gas companies and end-users requiring highly reliable products offered at competitive prices. We believe our success will be substantially predicated on the following factors:

Advancing Our Product Designs
Within our OnSite Generation business segment, we are focused on reducing the cost of our HySTAT® electrolyzer and improving its efficiency. Innovation in the design, elimination of non-value adding components, improved component sourcing and fundamental electrochemical improvements have all contributed to continuous cost reduction in 2010. We recognize the opportunity for larger scale energy storage installations and are developing significant scale-up designs to better meet this market opportunity.

Within our Power Systems business segment, we are focused on further reducing the cost of a fuel cell system, a remaining impediment to large scale adoption notwithstanding achieving significant cost reduction milestones in 2010. For market opportunities such as the home and backup power market requiring between 4 and 12 kilowatts of electrical power, we are developing a PEM based electrolyzer. We are attempting to offset a portion of the associated development expenses by entering into cost sharing agreements with OEMs and government agencies.

Recently, we have seen considerable interest in using hydrogen as a medium to store renewable energy, particularly wind and solar power, due to the favourable characteristics of hydrogen as an energy carrier. We are developing a renewable energy storage product incorporating an alkaline electrolyzer, a PEM fuel cell electrical generator and associated systems integration software. We anticipate adding other proprietary technologies to this product offering based on continued market intelligence. In time, we anticipate developing a product offering that will benefit ancillary electrical power services such as grid balancing and load profiling.

Increasing Market Penetration
As at December 31, 2010, we had seven full-time staff employed in sales functions. Our senior management team is also actively involved in sales initiatives including maintaining close contact with our more significant customers.

Additionally, we have developed relationships with third parties that we believe are well positioned in our relevant markets to identify new market opportunities for our products. In the industrial gas market, these third parties include leading merchant gas companies such as Air Liquide and Linde Gas. In the backup power market, these third parties include leading OEMs such as CommScope.

We have recently begun to sell our renewable energy storage products to progressive electric power utilities throughout the world seeking a robust and cost effective solution for renewable energy storage. We have begun to access this market through trade events, meeting directly with electrical utilities, and marketing to government agencies mandated to provide power to remote communities.

Securing Additional Capital
As at December 31, 2010, we had $9.0 million of cash, cash equivalents and restricted cash and had $17.7 million of shareholders’ equity.

We also require additional funding in the form of debt or equity in addition to the funding obtained during the year ended December 31, 2010.  During 2010, we completed an offering of common shares and warrants for gross cash proceeds of $5.0 million before placement agent’s fees and other offering expenses.  On August 9, 2010, we entered into a subscription agreement (the “Agreement”) with CommScope Inc. of North Carolina, a subsidiary of CommScope wherein CommScope will purchase from us common shares in four tranches, up to a maximum of 2,186,906 shares for a maximum aggregate purchase price of $8.5 million, subject to achieving certain product development milestones.  During 2010, we closed the first two tranches under the terms of the Agreement for gross cash proceeds of $4.0 million. We incurred issuance costs of $0.2 million in connection with the issuance of the first and second

Hydrogenics Corporation

tranches. We expect to close the final two tranches under the terms of the Agreement in 2011 for gross cash proceeds of $4.5 million as we complete the requirements of the product development milestones under the Agreement.  While we continue to pursue various additional sources of financing, there are no definitive plans at this stage and there is no assurance these initiatives will be successful or provide additional funds sufficient to continue operations.

We do not anticipate achieving a consistent level of profitability, and hence, generate consistent positive cash flow from operations for the next several quarters. In 2010, we incurred a net loss of $8.5 million.

The failure to raise sufficient funds necessary to finance future cash requirements could adversely affect our ability to pursue our strategy and negatively affect our operations in future periods. We are addressing this matter by maintaining contact with analysts and institutional investors to better articulate our investment merits and are advancing discussions with possible strategic investors.

Retaining and Engaging Our Staff
As at December 31, 2010, we had 114 full-time staff, the majority of whom have been employed by the Corporation for several years and possess strong technical backgrounds with extensive industry experience. We strive to maintain a high level of employee engagement by compensating at market rates, providing interesting and challenging work, and, over time, the opportunity to create wealth by participating in our stock ownership program.

3 Operating Results
A detailed discussion of our operating results for 2010 and 2009

This section provides a detailed discussion of our financial performance based on our consolidated financial statements. All references to per share amounts pertain to net loss per share and are presented on a consolidated basis. Certain of the prior year’s figures have been reclassified to conform to the current year’s presentation.

Hydrogenics Corporation

Hydrogenics Corporation
Summary Financial Analysis

(Thousands of US Dollars, except per share amounts)				% Favourable (Unfavourable)
2010		2009	2008	2010	2009
Consolidated Statements of Operations

OnSite Generation	15,921	12,303	31,207	29%	(61%)
Power Systems	5,009	6,538	5,643	(23%)	16%
	20,930	18,841	36,850	11%	(49%)
Test Systems	-	-	2,490	-	(100%)
Revenues	20,930	18,841	39,340	11%	(52%)

Gross Margin	5,426	3,728	7,894	46%	(52%)
% of Revenues	26%	20%	20%

Selling, General and Administrative Expenses	10,228	16,995	15,022	40%	(13%)
Research and Product Development Expenses	3,445	5,219	7,296	34%	28%

Net Loss	(8,557)	(9,375)	(14,319)	9%	35%
Net Loss Per Share	$(1.82)	$(2.54)	$(3.89)	28%	35%

Consolidated Statements of Cash Flows
Cash Used in Operating Activities	(10,111)	(11,085)	(6,758)	9%	(64%)

Other Measures
Cash Operating Costs1	12,631	21,801	21,624	42%	(1%)
EBITDA1	(8,247)	(18,486)	(14,424)	55%	(28%)

Highlights for 2010 compared to 2009

•
Revenues were $20.9 million, an increase of 11% primarily reflecting the recovery of industrial markets in our OnSite Generation business unit.  This increase was partially offset by decreased revenues in our Power Systems business unit resulting from a combination of timing of orders and production delays resulting from our relocation to a new lower cost manufacturing facility in Mississauga, Ontario.

•
Cash operating costs were $12.6 million, a 42% decrease primarily reflecting: (i) the absence of $3.3 million of expenses associated with our transaction with the trustees of Algonquin Power Income Fund in 2009; (ii) a $3.0 million decrease in selling, general and administrative expenses as a result of ongoing cost reduction efforts; (iii) a $2.3 million decrease in research and product development expenditures resulting from standardization of product development and more focus on product cost reduction efforts; (iv) the absence of $0.6 million of costs related to business

_____________________
1 Cash Operating Costs and EBITDA are Non-GAAP measures, see Section 14.

Hydrogenics Corporation

streamlining initiatives; and (v) the absence of $0.5 million of costs attributable to our Test Systems business; partially offset by a $0.6 million decrease in research and product development funding.

•
EBITDA loss decreased $10.2 million or 55%, reflecting: (i) a $1.7 million increase in gross margin; (ii) a $9.2 million decrease in cash operating costs as noted above; (iii) $0.8 million of non-cash selling, general and administrative expenses; and (iv) $0.1 million of other items.

•
Net loss decreased $0.8 million or 9% ($0.72 per share), primarily reflecting a $10.2 million decrease in EBITDA loss, offset by the absence of a $10.4 million recovery of income taxes as a result of the APIF Transaction in 2009.

•	Cash used in operating activities decreased by $1.0 million, or 9% reflecting: (i) a $0.8 million decrease in our net loss; and (ii) $0.2 million of other items.

Highlights for 2009 compared to 2008

•
Revenues were $18.8 million. Excluding Test Systems, revenues decreased 49% from the comparable period in 2008 resulting from variations in timing of delivery of products combined with lower order intake primarily in our OnSite Generation business unit.

•
Cash operating costs, exclusive of $3.3 million of transaction related expenses associated with our transaction with the trustees of Algonquin Power Income Fund, were $18.5 million, a 14% decrease from $21.6 million in 2008.  Cash operating costs for the year ended December 31, 2009 include: (i) $1.0 million of costs related to business streamlining initiatives; (ii) $0.4 million of costs associated with deferred compensation arrangements indexed to our share price; and (iii) $0.6 million of costs attributable to our Test Systems business unit.

•
EBITDA loss increased $4.1 million, or 28%, reflecting: (i) a $4.1 million decrease in gross margin as a result of lower revenues; (ii) $3.3 million of transaction related expenses associated with the APIF Transaction; offset by (iii) a $2.1 million decrease in research and product development expenses; and (iv) $1.2 million of other items.

•	Net loss decreased $4.9 million, or 35% ($0.06 per share), reflecting an $18.5 million EBITDA loss, offset by a $10.4 million recovery of income taxes as a result of the APIF Transaction.

•
Cash used in operating activities increased $4.3 million, or 64% reflecting: (i) a $4.8 million decrease in our net loss; offset by (ii) an $8.3 million increase in non-cash working capital requirements; and (iii) $0.8 million of capital expenditures.

Business Segment Review
We report our results in three business segments, OnSite Generation, Power Systems, Test Systems, and Corporate and Other. These segments are differentiated by the products developed. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. See Section 1 – “Our Business” for a description of our business segments.

Hydrogenics Corporation

OnSite Generation
Summary Financial Analysis

(Thousands of US Dollars)				% Favourable (Unfavourable)
2010		2009	2008	2010	2009
Revenues	15,921	12,303	31,207	29%	(61%)
Gross Margin	3,350	2,608	6,919	28%	(62%)
% of Revenues	21%	21%	22%
Selling, General and Administrative Expenses	2,376	2,877	3,552	17%	19%
Research and Product Development Expenses	842	1,489	1,261	43%	(18%)
Segment Income (Loss)	131	(1,758)	2,106	107%	(183%)

Revenues for 2010 were $15.9 million, an increase of $3.6 million or 29%. We believe this increase was the result of the partial recovery of industrial markets, partially offset by: (i) variations in the timing of order receipt and project deliveries; and (ii) a 5% increase in the value of the US dollar relative to the euro. Revenues for the year ended December 31, 2010 consisted of the sale of electrolyzer products to customers in industrial gas and renewable energy markets. As at December 31, 2010, we had $13.6 million of confirmed orders (2009 - $16.4 million), substantially all of which are anticipated to be delivered and recognized as revenue in 2011. Revenues for 2009 were $12.3 million, a decrease of $18.9 million or 61% from 2008. This decrease was due to: (i) variations in the timing of project deliveries; (ii) a 6% increase in the value of the US dollar relative to the euro; and (iii) lower order intake. We believe the lower order intake was the result of prevailing conditions in credit markets and the global economy. Revenues for the year ended December 31, 2009 consisted of the sale of electrolyzer products to customers in industrial gas and renewable energy markets.

Gross Margin for 2010 was $3.4 million (21% of revenues) compared to $2.6 million (21% of revenues) in 2009.  The increase in gross margin in 2010 over 2009 is primarily the result of increased revenues. Gross margin for 2009 was $2.6 million (21% of revenues), compared to $6.9 million (22% of revenues) in 2008 reflecting lower revenue as well as a 6% increase in the value of the US dollar relative to the euro. The increase in gross margin in 2009 over 2008 is primarily the result of increased revenues and a 5% increase in the value of the US dollar relative to the euro.

Selling, General and Administrative (“SG&A”) Expenses for 2010 were $2.4 million, a decrease of $0.5 million or 17% reflecting continued streamlining initiatives.  SG&A expenses for 2009 were $2.9 million, a decrease of $0.7 million or 19%. These decreases are primarily the result of cost reduction initiatives and increases in the US dollar relative to the euro in 2010 and 2009 of 5% and 6%, respectively.

Research and Product Development (“R&D”) Expenses for 2010 were $0.9 million, a decrease of $0.6 million or 43% reflecting improved cost effectiveness in prototyping.  R&D expenses for 2009 were $1.5 million, an increase of $0.2 million or 18% compared to 2008 and attributable to increased material consumption for experimentation and prototyping trials to support our renewable energy product development efforts.

Segment Income for 2010 was $0.1 million, an increase of $1.9 million or 107% primarily reflecting a combination of increased gross margins resulting from increased revenues and decreased costs, reflecting cost reduction efforts.  Segment loss for 2009 was $1.8 million, an increase of $3.8 million or 183% compared to 2008 primarily reflecting decreased gross margins resulting from lower revenues.

Hydrogenics Corporation

Power Systems
Summary Financial Analysis

Thousands of US Dollars				% Favourable (Unfavourable)
2010		2009	2008	2010	2009
Revenues	5,009	6,538	5,643	(23%)	16%
Gross Margin	2,076	853	214	143%	299%
% of Revenues	41%	13%	4%
Selling, General and Administrative Expenses	3,478	4,309	4,162	19%	(4%)
Research and Development Expenses	2,519	3,516	5,808	28%	39%
Segment Loss	(3,921)	(6,972)	(9,757)	44%	29%

Revenues for 2010 were $5.0 million, a decrease of $1.5 million or 23% compared to 2009 and reflect the timing of project orders, product deliveries and production delays resulting from our relocation to a new lower cost manufacturing facility in Mississauga, Ontario. As at December 31, 2010, we had $3.5 million (December 31, 2009 -$3.3 million) of confirmed orders for Power Systems’ products and services, substantially all of which are anticipated to be delivered and recognized as revenue in 2011. Revenues for 2009 were $6.5 million, an increase of $0.9 million or 16% compared to 2008 and primarily reflect timing of project deliveries and a higher proportion of revenues from custom and pre-commercial markets.

Gross Margin for 2010 was $2.1 million (41% of revenues) compared to $0.9 million (13% of revenues) in 2009, reflecting an increase of 143% over 2009 attributable to a higher proportion of custom projects, which generally have higher gross margins as well as product cost reductions.  Gross margin for 2009 was $0.9 million (13% of revenues) compared to $0.2 million (4% of revenues) in 2008 reflecting a higher proportion of revenues from custom and pre-commercial market revenues as compared to 2008.

SG&A Expenses for 2010 were $3.5 million, a decrease of $0.8 million or 19%. This decrease reflects the absence of $1.0 million of costs associated with business streamlining initiatives during the first and fourth quarters of 2010, partially offset by an increase of $0.2 million as a result of the increase in the value of the Canadian dollar relative to the US dollar. SG&A expenses for 2009 were $4.3 million, an increase of $0.2 million or 4%. This increase reflects $1.0 million of costs associated with business streamlining initiatives in 2009, partially offset by the decreased costs resulting from these business streamlining initiatives and an increase in the value of the US dollar relative to the euro.

R&D Expenses for 2010 were $2.5 million, a decrease of $1.0 million or 28% compared to 2009, and are attributable to a $1.6 million decrease in R&D expenses as a result of further product standardization and improved cost effectiveness in prototyping offset by a $0.6 million decrease in research and product development funding. R&D expenses for 2009 were $3.5 million, a decrease of $2.3 million or 39% compared to 2008, and are attributable to streamlining and cost reduction initiatives.

Segment Loss for 2010 was $3.9 million compared to $7.0 million in 2009, reflecting increased gross margin and decreased SG&A and R&D expenditures resulting from our ongoing cost reduction efforts undertaken during 2010.  Segment loss for 2009 was $7.0 million compared to $9.8 million in 2008, reflecting increased gross margin and decreased R&D expenditures resulting from our streamlining and cost reduction initiatives undertaken during 2009, offset by a $0.2 million increase in SG&A expenses.

Hydrogenics Corporation

Test Systems
Summary Financial Analysis
Thousands of US Dollars				% Favourable (Unfavourable)
2010		2009	2008	2010	2009
Revenues	-	-	2,490	0%	(100%)
Gross Margin	-	267	762	(100%)	(65%)
% of Revenues	n/a	n/a	31%	-	-
Selling, General and Administrative Expenses	60	574	1,171	90%	51%
Research and Development Expenses	-	-	60	-	100%
Windup of Test Equipment Business Expenses	-	-	-	-	-
Segment Loss	(60)	(307)	(469)	80%	35%

Test Systems revenues and expenses were less than $0.1 million for 2010 as a result of our decision to windup our test equipment business announced on November 7, 2007. Revenues and expenses incurred in 2008 and 2009 were incurred as we executed the terms of the wind-up. We anticipate completing the windup of our test equipment business in early 2011 as we complete the remediation of our previously occupied Test Systems manufacturing facility. The expected costs relating to this remediation are not expected to be material.

Corporate and Other
Summary Financial Analysis
Thousands of US Dollars				% Favourable (Unfavourable)
2010		2009	2008	2010	2009
Selling, General and Administrative Expenses	4,375	9,235	5,444	53%	(69%)
Research and Development Expenses	84	214	167	61%	(28%)
Litigation Settlements	437	-	-	100%	-
Segment Loss	(4,817)	(338)	(6,199)	(1,325%)	95%

SG&A Expenses were $4.4 million for 2010, a decrease of $4.9 million or 53%.  This decrease is the result of: (i) the absence of $3.3 million transaction related expenses associated with the APIF Transaction in 2009; and (ii) $1.5 million of lower costs as a result of ongoing cost reduction efforts.  SG&A Expenses for 2009 were $9.2 million, an increase of $3.8 million or 70% primarily reflecting $3.3 million of expenses associated with the APIF Transaction in 2009.

R&D Expenses for 2010 were less than $0.1 million, a decrease of $0.1 million compared to 2009. R&D expenses for 2009 were $0.2 million, an increase of less than $0.1 million compared to 2008, reflecting increased intellectual property fees in 2009 and reduced expenses in 2010 resulting from cost reduction efforts.

Litigation Settlements for 2010 were $0.4 million and reflect the settlements noted below.

•
On April 22, 2010, the Corporation reached a settlement with American Power Conversion Corporation (“APC”) regarding the Corporation’s previously announced litigation in connection with the Supply Agreement entitled "Hydrogenics Corporation v. American Power Conversion Corporation, Civil Action 09-11947."  Under the terms of the settlement, APC paid the Corporation $1.2 million and both parties terminated all pending claims with regard to this matter.

•
On May 21, 2010, the Corporation entered into separate settlement agreements with each of Alpha Capital Anstalt (“Alpha”) and Iroquois Master Fund Ltd. (“Iroquois”) regarding previously disclosed litigation and disputes. Under the terms of each settlement agreement, the Corporation issued 100,000 common shares to each of Alpha and Iroquois on a private placement basis in the

Hydrogenics Corporation

United States to settle their claims.  The total issuance of 200,000 common shares represented approximately 4.76% of the Corporation’s equity in aggregate as at June 30, 2010.  The settlement contained no admission of wrongdoing by the Corporation, its officers and directors. Following the receipt of the advice of counsel, the Board of Directors unanimously approved the settlement and concluded the settlement to be in the best interests of the Corporation. This resulted in a $0.8 million charge to litigation settlements. Under the terms of each settlement agreement, Hydrogenics filed with the Securities Exchange Commission a registration statement on Form F-3 covering the resale of the 200,000 common shares issued to Alpha and Iroquois.

Segment Loss for 2010 was $4.8 million, an increase of $4.5 million compared to 2009 as a result of the absence of the $7.1 million of net proceeds associated with the APIF transaction in 2009 partially offset by: (i) $0.4 million of net proceeds from litigation settlements; and (ii) decreased SG&A costs resulting from cost reduction efforts.

4 Financial Condition
A discussion of the significant changes in our Consolidated Balance Sheets

As at December 31,			Change
(Thousands of US Dollars)	2010	2009	$	%
Cash, cash equivalents, restricted cash and short-term investments	8,989	11,002	$(2,013)	(18%)
Accounts receivable	5,603	3,685	1,918	52%
Inventory	8,376	11,746	(3,370)	(29%)
Accounts payable and accrued liabilities	10,096	14,782	(4,686)	(32%)
Unearned revenue	3,751	4,546	(795)	(17%)

Cash, cash equivalents and restricted cash at December 31, 2010 were $9.0 million, a decrease of $2.0 million or 18% from December 31, 2009. Refer to Section 6 - Liquidity and Capital Resources for a discussion of the change in cash, cash equivalents and restricted cash.

Accounts receivable at December 31, 2010 were $5.6 million, an increase of $1.9 million or 52% from December 31, 2009 as a result of timing of product deliveries and payments.

Inventory at December 31, 2010 was $8.4 million a decrease of $3.4 million or 29% from December 31, 2009 as a result of the conversion of $1.2 million of finished goods inventory into revenue combined with decreased levels of raw materials and work-in-progress as a result of timing of production of orders.

Accounts payable and accrued liabilities at December 31, 2010 were $10.1 million, a decrease of $4.7 million or 32% from December 31, 2009 as a result of the timing of disbursements and decreased inventories.

Unearned revenues at December 31, 2010 were $3.8 million, a decrease of $0.8 million or 17% from December 31, 2009 as a result of the conversion of customer deposits on hand at December 31, 2009 into revenue and fewer deposits received on orders booked during the year ended December 31, 2010.

Hydrogenics Corporation

5 Summary of Quarterly Results
A summary view of our quarterly financial performance

The following table1 highlights selected financial information for the eight consecutive quarters ending December 31, 2010.

(Thousands of US Dollars -	2010				2009
except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$5,805	$5,590	$2,809	$6,726	$4,207	$3,558	$5,540	$5,536
Gross Margin	1,966	1,440	842	1,178	665	575	857	1,631
% of Revenues	34%	26%	30%	18%	16%	16%	16%	30%
EBITDA 2	(1,624)	(2,106)	(1,247)	(3,276)	(4,058)	(5,159)	(5,510)	(3,759)
Net Profit (Loss)	(1,892)	(2,078)	(1,011)	(3,576)	6,071	(5,439)	(6,010)	(3,997)
Net Profit (Loss) Per Share (Basic and Fully Diluted)	(0.34)	(0.47)	(0.24)	(0.87)	1.64	(1.47)	(1.63)	(1.08)

Weighted Average Common Shares Outstanding	5,488,630	4,420,201	4,293,087	4,124,203	3,699,795	3,698,607	3,696,284	3,696,226
1.	Certain minor variances exist between the annual Consolidated Financial Statements and this summary.
2.	Refer to Section 14 for a reconciliation of Non-GAAP measures.

In the first quarter of 2010, our net loss decreased by $0.4 million ($0.21 per common share) compared to the first quarter of 2009 as a result of decreased cash operating costs reflecting: (i) an $0.8 million decrease in research and product development expenditures resulting from standardization of product development and more focus on product cost reduction efforts; (ii) the absence of $0.6 million of costs associated with business streamlining initiatives incurred in the first quarter of 2009, partially offset by; (iii) a non-cash charge of $1.0 million included in selling, general and administrative costs associated with our estimate to settle litigation with Alpha and Iroquois and reduced gross margins resulting from pricing pressure on OnSite Generation orders booked in 2009.

In the second quarter of 2010, our net loss decreased by $5.0 million ($1.39 per common share) compared to the second quarter of 2009 reflecting decreased cash operating costs resulting from: (i) the absence of $1.2 million of expenses associated with the APIF Transaction; (ii)  a decrease in selling, general and administrative expenses resulting from ongoing cost reduction initiatives; (iii) a $0.6 million increase in research and product development funding; and (iv) a $0.6 million decrease in research and product development expenditures resulting from standardization of product development and more focus on product cost reduction efforts.

In the third quarter of 2010, our net loss decreased by $3.4 million ($1.00 per common share) compared to the third quarter of 2009 due to increased revenues and gross margins, as well as decreased cash operating costs resulting from the absence of $1.8 million of expenses associated with the APIF Transaction in 2009.

In the fourth quarter of 2010, our net loss increased by $8.0 million ($1.98 per common share) compared to the fourth quarter of 2009 primarily as a result of the absence of a $10.4 million gain recorded in the fourth quarter of 2009 in connection with the APIF Transaction; partially offset by the following;

•
Revenues increased $1.6 million, or 38%, reflecting increased revenues in our OnSite Generation business unit as a result of what we believe to be improvements in economic conditions, partially offset by decreased revenues in our Power Systems business unit resulting from the timing of orders and production delays resulting from our relocation to a lower cost manufacturing facility in Mississauga, Ontario.

•
Gross margin was $2.0 million (34% of revenues) compared to $0.7 million (16% of revenues), reflecting increased gross margin in both our Power Systems and OnSite Generation businesses.  The increased gross margin in our Power Systems business unit is the result of a high proportion

_____________________
2 Cash Operating Costs and EBITDA are Non-GAAP measures, see Section 14.

Hydrogenics Corporation

of custom project revenues, which generally have a higher gross margin as well as product cost reductions.  The increased gross margin in our OnSite Generation business unit is the result of product cost reductions and economies of scale as a result of increased revenues.

•	SG&A expenses were $2.6 million, a decrease of $1.4 million or 34% reflecting cost reduction initiatives.

•
R&D expenses were $0.9 million, an increase of $0.2 million or 31% as a result of product standardization and improved cost effectiveness in prototyping offset by the absence of $0.8 million of funding received during the fourth quarter of 2009.

The information in this section of our MD&A was obtained from our quarterly unaudited consolidated financial statements, which are denominated in US dollars and have been prepared in accordance with Canadian GAAP. This information is, in the opinion of management, prepared using accounting policies consistent with the audited consolidated financial statements and includes all adjustments necessary for the fair presentation of the results of the interim periods. We expect our operating results to vary significantly from quarter to quarter and they should not be relied upon to predict future performance.

6 Liquidity and Capital Resources

A discussion of our cash flow, liquidity, credit facilities, and other disclosures

The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.

Cash Used in Operating Activities

(Thousands of US Dollars)	Years ended December 31		Favourable
	2010	2009	(Unfavourable)
EBITDA loss	$(8,247)	$(18,486)	$10,239	55%
Other income	479	41	438	1,068
Change in non-cash working capital	(3,593)	(3,632)	39	1
Other items	1,250	10,992	(9,742)	(89)
Cash used in operating activities	$(10,111)	$(11,085)	$974	9%

Changes in cash used in operating activities in 2010 compared to 2009 are discussed below.

•	EBITDA loss decreased $10.2 million or 55% as described in Section 3 - Operating Results of this MD&A.

•	Other income increased $0.4 million primarily as a result of the net impact of litigation settlements discussed in Section 3 - Operating Results of this MD&A.

•	Changes in non-cash working capital increased less than $0.1 million as described in Section 4 - Financial Condition of this MD&A.

•
Other items decreased by $9.7 million or 89% primarily as a result of the absence of the 2009 recovery of income taxes of $10.4 million resulting from the closing of the APIF Transaction in 2009, which generated proceeds of $10.4 million, prior to transaction costs.

At current operating levels, we anticipate consuming between $6.0 million and $9.0 million in 2011 to fund our anticipated EBITDA losses, non-cash working capital requirements and capital expenditures.  In the event we are successful in securing orders in excess of our base case revenue outlook, our cash requirements would increase.

Hydrogenics Corporation

Cash Provided By (Used in) Investing Activities

(Thousands of US Dollars)	Years ended December 31
	2010	2009	Change
Cash provided by (used in) investing activities	$467	$(1,465)	$1,932	132%

Cash provided by investing activities was $0.5 million in 2010, an increase of $1.9 million or 132% compared to 2009. This increase is the result of a $1.4 million decrease in restricted cash, a $0.4 million decrease in capital expenditures and a $0.1 million increase in proceeds received on disposal of property, plant and equipment.

Cash Provided By Financing Activities

(Thousands of US Dollars)	Years ended December 31
	2010	2009	Change
Cash provided by financing activities	$8,366	$108	$8,258	7,646%

Cash provided by financing activities was $8.4 million in 2010, an increase of $8.3 million compared to 2009 reflecting $8.4 million of net proceeds received from investments in common shares; $3.8 million from CommScope in the three months ended September 30, 2010 and $4.6 million from our registered direct equity offering with two institutional investors in the three months ended March 31, 2010. Cash provided by financing activities in 2009 reflects a $0.1 million decrease in deferred research and product development grants and less than $0.1 million of funds received on the exercise of stock options.

On August 9, 2010, we entered into a strategic alliance with CommScope, Inc. of North Carolina, a subsidiary of CommScope a global leader in infrastructure solutions for communications networks.  This Agreement includes an equity investment in the Corporation. Under the terms of the Agreement, we anticipate developing next-generation power modules for telecom-related backup power applications to be incorporated by CommScope into its products sold to customers worldwide. The Agreement includes an equity investment in the Corporation under which CommScope agreed to purchase from the Corporation up to a maximum of 2,186,906 common shares on a private placement basis in four tranches, for a maximum aggregate purchase price of $8.5 million. The first tranche, which closed on August 12, 2010, consisted of 879,393 common shares for an aggregate purchase price of $3.2 million ($3.68 per share). The second tranche, which closed on September 29, 2010, consisted of 207,268 common shares for an aggregate purchase price of $0.8 million ($3.68 per share). As a result of these two transactions, CommScope owns 1,086,661 common shares representing 19.8% of the outstanding common shares of the Corporation. The third and fourth tranches are subject to the satisfaction by us of certain agreed upon product development milestones with respect to Hydrogenics' fuel cell business. These development milestones are currently expected to occur in 2011. The Agreement provides, among other things, that CommScope will have certain participation rights, in future financings, and, subject to maintenance of certain ownership requirements, will have the right to have one non-voting observer on our board of directors.  We have also entered into an intellectual property licence agreement on the closing of the first tranche, wherein we have granted to CommScope a licence to certain intellectual property resulting from the transaction, which will only be exercisable by CommScope upon the occurrence of specified triggering events (such as if the Corporation were to become insolvent or exit the fuel cell business).

Credit Facilities
We utilize a credit facility with Dexia Bank (“Dexia”), a Belgian based financial institution, to better manage our short-term cash requirements and to support letters of guarantee provided to customers. As at December 31, 2010 and 2009, we had operating lines of credit of up to 3.5 million euros, dependant on qualified orders. As at December 31, 2010 and 2009, we had no indebtedness on our credit facilities.

Pursuant to the terms of the credit facility with Dexia, Hydrogenics Europe NV (the “Borrower”), a wholly-owned Belgian based subsidiary, may borrow a maximum of 75% of the value of awarded sales contracts, approved by Dexia, to a maximum of 2.0 million euro, along with a maximum of 1.5 million euros for general business purposes.  The credit facility bears interest at a rate of EURIBOR plus 1.45%

Hydrogenics Corporation

per annum and is secured by a 1.0 million euro first charge secured against all the assets of the Borrower. This credit facility, which may be increased by an additional 1.5 million euro in certain circumstances, contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account divided by total liabilities, of not less than 25%, and ensure that its intercompany account with Hydrogenics does not fall below a certain level.  As at December 31, 2010, the solvency covenant was 45%.  As at December 31, 2010, the intercompany account was in compliance with these covenants.

The amount of the available line of credit is reduced by the amount of outstanding standby letters of credit and letters of guarantee, if any, issued from time to time by Dexia. As at December 31, 2010, there is no availability under this line of credit as the Corporation has not submitted any sales orders for approval.

Financial Instruments, Long-term Debt, Commitments and Contingent Off-balance Sheet Arrangements
The Corporation’s financial instruments and the nature of the risks, existing or potential, are as set out in the following table:
Risk
Market Risks
Financial Instruments	Credit	Liquidity	Currency	Interest Rate
Cash and cash equivalents and restricted cash	X		X	X
Short-term investments	X		X	X
Accounts receivable	X		X
Accounts payable and accrued liabilities		X	X

Credit risk
Credit risk arises from the potential that a counterparty will fail to perform its obligations. Credit risk associated with cash and cash equivalents and short-term investments is minimized by ensuring financial assets are placed for short periods of time, generally less than 90 days, with governments, well capitalized financial institutions and other creditworthy counterparties. An ongoing review is performed by management to evaluate changes in the status of counterparties.

Credit risk associated with accounts receivable is minimized by carrying out a detailed review and approval by senior management of credit extensions to customers taking into account customer history, any amounts that are past due and any available relevant information about the customers’ liquidity and potential going concern problems.  In addition, progress payments are generally required by customers as contracts are executed, which generally results in between 35% and 100% of a contract’s value being collected before shipments are made.  Where credit terms are extended beyond shipment, terms are generally not granted beyond 60 days.  We maintain provisions for potential credit losses and any such losses to date have been insignificant.

Currency risk
Foreign currency risk arises because of fluctuations in exchange rates. We conduct a significant portion of our business activities in currencies other than the functional currency of the parent company (US dollars) and the functional currency of our self-sustaining subsidiary (euros).  This primarily includes Canadian dollar transactions at the parent company and US dollar transactions at our self-sustaining subsidiary.

Our objective in managing foreign currency risk is to minimize our net exposures to foreign currency cash flows by converting cash balances into foreign currencies to the extent practical to match other foreign currency obligations. Our foreign exchange risk management program includes the use of foreign exchange currency forward contracts to fix the exchange rates on short-term Canadian dollar and euro denominated transactions and commitments.

Hydrogenics Corporation

Interest rate risk
Interest rate risk arises because of the fluctuation in market interest rates.  We are subject to interest rate risk on our cash and cash equivalents and short-term investments; however, we do not have any long-term debt and hence are not subject to interest rate risk from borrowings.

Liquidity risk
Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and optimal capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our consolidated balance sheet and to meet our commitments and obligations in the most cost-effective manner possible.

We have sustained losses and negative cash flows from operations since our inception. At December 31, 2010, we had approximately $9.0 million of cash and cash equivalents and restricted cash.  We expect to close the third and fourth tranches of the strategic alliance with CommScope in 2011 generating an additional $4.5 million of cash resources.  There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margin of our existing products and the development of markets for, and customer acceptance of, new products.

Throughout 2011, we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due. As such, these obligations will be funded out of existing and forecasted cash resources to the extent possible.

As a result of the expected use of our existing cash resources, we anticipate requiring additional funding to meet our anticipated obligations. Such funding may be in the form of debt or equity or a hybrid instrument depending on the needs of the investor.  We are also pursuing additional traditional and non-traditional sources of financing. There is no assurance we will be successful in our financing efforts or that they will be sufficient.

Commitments
The following table of our material contractual obligations as at December 31, 2010, sets forth the aggregate effect these obligations are expected to have on our cash flows for the periods indicated:

(Thousands of US Dollars)
Payments due in	Operating Leases	Total
2011	$0.8	$0.8
2012	0.8	0.8
2013	0.7	0.7
2014	0.2	0.2
2015 and thereafter	-	-
	$2.5	$2.5

We cannot be certain we have or will be able to raise sufficient capital to repay our short and long-term contractual obligations and maintain our planned levels of operations.

Contingent Off-balance Sheet Arrangements
We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

As a result of the Government of Canada’s commitment to developing domestic alternative energy technologies, we have entered into repayable contribution and other R&D arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, we have received $13.5 million of funding toward agreed upon R&D project costs of which $6.5 million pertains to the Technologies Partnerships Canada (“TPC”) agreement discussed below. Pursuant to the arrangements, the funding parties have a right to receive as repayment, between 0.3% and 4.0% of gross revenues attributable to the commercial exploitation of the associated technologies.  At this time, the amount of further product revenues to be recognized is uncertain, and accordingly no further liabilities for

Hydrogenics Corporation

repayment have been accrued. These arrangements expire up to March 31, 2016, or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts. The amount of funding available to us under similar arrangements varies from year to year, and although we believe these agencies and enterprises will continue to support the industry, there is no guarantee of the amount of future funding.

In 1998, Stuart Energy Systems Corporation (“Stuart Energy”), a wholly owned subsidiary of the Corporation until October 27, 2009, entered into an agreement (the “TPC Agreeement”) with TPC, a program of the Ministry of Industry of the Canadian government, to develop and demonstrate Hydrogen Fleet Fuel Appliances. This agreement was amended in 2003 to expand Stuart Energy’s scope of work and resulted in Stuart Energy receiving a total of CA$7.3 million of funding from TPC. Pursuant to the amended TPC agreement, Stuart Energy undertook to repay future royalty payments until such time as CA$17.4 million (the “Repayable Loan Amount”) was paid. The amended agreement required Stuart Energy to make royalty payments against the Repayable Loan Amount beginning after April 1, 2007. In accordance with the terms of the amended agreement, Stuart Energy (now the Corporation) was required to make payments to TPC at 0.53% of its annual gross business revenues for a period of 12 years or until the Repayable Loan Amount is fully repaid. As of December 31, 2010, we had recognized $63.8 million in revenues and recorded a repayable amount of $0.3 million.

In January 2011, we entered into a settlement agreement with the Minister of Industry of the Canadian government (the “Minister”) whereby we agreed to pay $2.3 million to the Minister in full and final settlement of all claims and related options under the TPC Agreement. A total of $1.5 million shall be paid to the Minister in quarterly installments commencing in January 2011 and continuing until September 2017. An additional payment of 3.0% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before September 30, 2017 or the sum of $0.8 million, whichever shall be the lesser amount shall be paid to the Minister.

We have entered into indemnification agreements with our current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, and amounts paid in settlement and damages incurred as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which they are involved as a result of their services. Any such indemnification claims will be subject to any statutory or other legal limitation periods. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We have purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements as we are not aware of any claims.

In the normal course of operations, we may provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements as we are not aware of any claims.

7 Critical Accounting Policies and Estimates

A description of our accounting estimates that are critical to determining our financial results and changes to accounting policies

Critical accounting estimates are those that require an entity to make assumptions about matters that are highly uncertain at the time the estimate is made. As well, to be “critical”, the estimate must be subject to significant change, either by virtue of the degree of uncertainty involved, or because the volatility of the situation can create differences from period to period.

Hydrogenics Corporation

The preparation of consolidated financial statements in conformity with Canadian GAAP and including related disclosures requires management to make estimates and assumptions that affect: (i) the amounts reported for assets and liabilities; (ii) the disclosure of contingent assets and liabilities at the date of the consolidated financial statements; and (iii) the amounts reported for revenues and expenses during the reporting period.

Specifically, we must use estimates in determining the economic useful lives of assets, therefore, our consolidated financial statements and related disclosures are necessarily affected by these estimates. We evaluate these estimates on an ongoing basis, utilizing historical experience and other methods considered reasonable in the particular circumstances. Nevertheless, actual results could differ significantly from these estimates. To the extent that actual outcomes differ from estimates, or additional facts and circumstances cause management to revise estimates, our financial position as reflected in our consolidated financial statements will be affected. Any effects on business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

This section discusses the critical accounting estimates and assumptions management has made and how they affect the amounts reported in the consolidated financial statements. We consider these estimates to be an important part of understanding our consolidated financial statements. We have discussed the development, selection and application of our key accounting policies and the critical accounting estimates and assumptions they involve, with the Audit Committee of the Board of Directors, and it has reviewed the disclosures described in this section.

Valuation of Goodwill
Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a business combination accounted for using the purchase method of accounting.  Goodwill is tested for impairment annually or more frequently if an event or circumstance indicates that an impairment loss may have been incurred. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units and determination of the fair value of each reporting unit. We estimate the fair value of each reporting unit using a discounted cash flow methodology. This requires us to use significant judgment including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the useful life over which cash flows will occur, determination of our weighted average cost of capital and relevant market data.

Goodwill Impairments
The goodwill recorded in the consolidated financial statements relates entirely to our OnSite Generation reporting unit.  For purposes of determining the fair value of OnSite Generation, the Corporation uses the discounted cash flow methodology. Under the income approach, management estimates the discounted future cash flows for ten years and a terminal value for the reporting unit.  The future cash flows are based on management’s best estimates considering historical and expected operating plans, economic conditions, and general outlook for the industry and markets in which the reporting unit operates. The discount rate used by the Corporation is based on an optimal debt to equity ratio and considers the risk free rate, market equity risk premium, size premium and operational risk premium for possible variations from management’s projections. The terminal value is the value attributed to the reporting unit’s operations beyond the projected period of ten years using a perpetuity growth rate based on industry, revenue and operating income trends and growth prospects.

The Corporation’s assumptions are affected by current market conditions which may affect expected revenue. In addition, while the Corporation continues to implement cost savings initiatives, operating costs may increase more significantly than expected. The Corporation also has significant competition in the markets in which it operates which may impact its revenue and operating costs. The Corporation has made certain assumptions for the discount and terminal growth rates to reflect possible variations in the cash flows; however, the risk premiums expected by market participants related to uncertainties about the industry, specific reporting units or specific intangibles assets may differ or change quickly depending on economic conditions and other events. Accordingly, it is reasonably possible that future changes in assumptions may negatively impact future valuations of goodwill and the Corporation would be required

Hydrogenics Corporation

to recognize an impairment loss.  As at December 31, 2010, our estimate of fair value for our Onsite Generation reporting unit exceeded its respective carrying value by approximately 30%.

Product Warranty Provision
We typically provide a warranty for parts and labour for up to one year and for certain operating specifications such as product efficiency. Warranty obligations are recognized at the time of sale based on the estimated warranty costs we expect to incur. These estimates are based on a number of factors including our historical warranty claims and cost experience and the type and duration of warranty coverage. Warranty expense is recorded as a component of cost of revenues. Additional information related to our warranty provision is contained in note 11 of our consolidated financial statements.

Stock-based Compensation
The estimated fair value of stock option awards granted to employees as of the date of grant is recognized as a compensation expense over the period in which the related employee services are rendered. For stock options granted to non-employees, the estimated fair value of stock awards granted to non-employees is recognized as an expense over the period in which the related goods or services are rendered. The determination of the fair value of stock awards includes the use of option pricing models and the use of estimates for expected volatility, option life and interest rates.

Provision for Obsolete Inventory
We record a provision against inventory when we determine its potential future use in the production of commercial products is unlikely. Due to the nature of our operations, which include significant R&D activities and prototype projects, we actively monitor raw materials inventory to ensure they are consumed in operations in a timely manner. However, as products or R&D efforts change and the use of certain raw materials inventory becomes doubtful, a provision is taken against the carrying value of this inventory.

Valuation of Future Income Tax Assets
Significant management judgment is required in determining the valuation allowance recorded against our net income tax assets. We operate in multiple geographic jurisdictions and to the extent we have profits in a jurisdiction these profits are taxed pursuant to the tax laws of that jurisdiction. We record a valuation allowance to reduce our future income tax assets recorded on our consolidated balance sheet to the amount of future income tax benefit that is more likely than not to be realized. We have recorded a full valuation allowance to reflect the uncertainties associated with the realization of our future income tax assets based on management’s best estimates as to the certainty of realization.

8 Recent Accounting Pronouncements
A discussion of Canadian generally accepted accounting principle developments that have, will, or might affect the Corporation

Recently Issued Accounting Standards
Our accounting policies are described in notes 2 and 3 of our consolidated financial statements.

We will cease to prepare our financial statements in accordance with Canadian GAAP (and reconcile our consolidated financial statements to US GAAP) as set out in Part V of the CICA Handbook - Accounting for the periods beginning on January 1, 2011 when we will start to apply International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board.  Consequently, future accounting changes to Canadian GAAP and US GAAP are not discussed as they will never be applied by the Corporation.

(i)	International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board confirmed that IFRS will replace Canadian GAAP in 2011 for publicly accountable enterprises. While IFRS uses a conceptual framework similar to Canadian GAAP there are significant differences in accounting policies that must be evaluated. As well, more disclosures will be required under IFRS.  The purpose of this section is to report updates to our

Hydrogenics Corporation

transition project.  More detail about past milestones may be found in previous MD&A reports, found at www.sedar.com.

The Corporation’s IFRS conversion project began in 2008. A project plan and project team, including an external advisor was established. The project philosophy is to retain current accounting practices and policies where possible to minimize the impact of any changes to the business. Regular reporting is provided to senior management and the Audit Committee of the Board of Directors.

The IFRS conversion project consists of three (3) discrete phases: (i) diagnostic; (ii) design and planning/solution development; and (iii) implementation. The Corporation is currently in the implementation phase.  The project is proceeding according to the original timeline and no undue delays have been encountered or anticipated.

The following table addresses certain elements of the conversion plan, and an assessment of our progress. The Corporation’s project team is working through a detailed project plan and expects certain project activities and milestones could change. Given the progress of the project and outcomes identified, we could change our intentions between the time of communicating the key milestones below and our first reporting date under IFRS. Further, changes in regulation or economic conditions at the date of the changeover or during the project could result in changes to project activities communicated in the following chart.

Financial Statement Preparation
Key Activity	Milestones/Target Dates	Progress to December 31, 2010	Management Comments
Identify the major differences in accounting policies between Canadian GAAP and IFRS.	Complete IFRS diagnostic by December 31, 2009 identifying the major differences between Canadian GAAP and IFRS.	Completed.
Based on the work carried out to date, it is expected the implementation of the following IFRS standards will most likely have the greatest impact on the Corporation’s consolidated financial statements in 2011: (i) elections made under IFRS 1: First-time Adoption of IFRS; (ii) IAS 39 : Financial Instruments; (iii) IAS 36: Impairment of Assets; and (iv) IAS 37: Provisions, Contingent Liabilities and Contingent Assets.

Select Hydrogenics’ ongoing IFRS policies.	Senior management approval of all significant IFRS accounting policy choices by summer of 2010.	Completed.	An in-depth analysis of the Corporation’s accounting policy choices is complete. The Corporation’s progress to date has resulted in several preliminary conclusions/assessments as noted below.

Hydrogenics Corporation

Financial Statement Preparation
Key Activity	Milestones/Target Dates	Progress to December 31, 2010	Management Comments
Develop consolidated financial statement format.	Senior management approval of consolidated financial statement format by summer of 2010.	Completed
The Corporation has developed an initial set of IFRS consolidated financial statements and is working on various supplemental disclosure items including the notes to the consolidated financial statements.
Management has prepared preliminary draft consolidated financial statements, which are in the process of being reviewed by the Board of Directors.

Quantify the effects of changes in initial IFRS disclosure and 2011 consolidated financial statements.	Complete the quantification of changes in initial IFRS disclosure later in 2010.	Completed	The Corporation has completed a draft quantification of this activity and the results are presented below.

Internal Control Over Financial Reporting
Key Activity	Milestones/Target Dates	Progress to December 31, 2010	Management Comments
Assess if new controls are required. If required, design new controls and develop test plans to address initial reporting of IFRS consolidated financial statements, including related note disclosures as well as ongoing financial reporting later in 2010.
	All key control and design effectiveness implications will be assessed as part of the IFRS differences and accounting policy choices during the first half of 2010.	In progress.
The certifying officers plan to complete the design and initially evaluate the effectiveness of these controls in the first quarter of 2011 to prepare for certification under IFRS in 2011.

At this time, the Corporation does not anticipate the transition to IFRS will have a significant impact on its internal control systems.  No significant impacts have been noted to date.

Hydrogenics Corporation

Information Technology
Key Activity	Milestones/Target Dates	Progress to December 31, 2010	Management Comments
Ensure the impact of IFRS on the Corporation’s information technology (“IT”) system is IFRS compliant, including program upgrades and changes as well as gathering data for disclosures.	Complete analysis of existing IT systems to ensure that systems are able to capture all the necessary data required under IFRS by the second quarter of 2010 and identify deficiency areas.	Completed.	At this time, the Corporation does not anticipate the transition to IFRS will have a significant impact on its information systems. No significant impacts have been noted to date.

Financial Reporting Expertise
Key Activity	Milestones/Target Dates	Progress to December 31, 2010	Management Comments
Ensure management and its employees have the technical knowledge to lead the IFRS conversion and implement the accounting changes throughout the Corproation.
Identify resource requirements to establish appropriate IFRS financial reporting expertise at all levels of the business by December 31, 2009 and training of key finance and operational staff to be delivered in 2010.
Completed.
Commenced in 2009 and continued in 2010.  Management and employees  have received training sufficient to implement IFRS. Ongoing training programs will take place to ensure continued awareness of reporting obligations.

Hydrogenics Corporation

Financial Reporting Expertise
Key Activity	Milestones/Target Dates	Progress to December 31, 2010	Management Comments
Ensure the Audit Committee members are sufficiently knowledgeable about IFRS to evaluate management’s selection of accounting policy choices permitted under IFRS and to consider the impact of IFRS conversion on the various aspects of the Corporation’s operations.

Education and information regarding IFRS to be provided to members of the Board of Directors (including Audit Committee members) on a quarterly basis commencing with the first quarter of 2010 and include a review of the timeline for implementation, the implications of IFRS standards to the business and an overview of the impact on the consolidated financial statements (as experienced by comparable companies).
Ongoing.
Initial orientation was carried out in 2009 and quarterly throughout 2010.

Quarterly sessions on new accounting issues will take place in 2011 to ensure the Audit Committee members are sufficiently knowledgeable about IFRS.

The Corporation has completed an assessment of the impacts of adopting IFRS based on the standards as they currently exist, and has identified those standards that have the greatest potential to affect the Corporation’s accounting policies, financial reporting and information system requirements upon conversion to IFRS.  The assessment has found that there will be material differences to several line items appearing in the Corporation’s consolidated balance sheets and consolidated statement of operations from what has been reported under Canadian GAAP if the recognition and measurement provisions of IFRS were applied. While we are in the latter stage of our full conversion, we have not yet completed it and accordingly, our assessment may change.

Set forth below is a summary of certain relevant accounting differences between Canadian GAAP and IFRS and their possible impacts on the consolidated financial statements of the Corporation. The individual amounts disclosed, are pre-tax estimates based on our current expectations.  The list and comments should not be regarded as a complete list of estimated changes that will result from the transition to IFRS and are intended to highlight those areas we currently believe to be most significant.

(i)
Share-based Payments - IFRS 2, “Share-based Payments,” requires that stock-based compensation be based on the estimated number of instruments expected to vest, which are then re-estimated at reporting dates to the extent that subsequent information indicates the actual number of instruments expected to vest is likely to differ from previous estimates. Canadian GAAP allows forfeitures of stock-based compensation awards, DSUs and RSUs to be accounted for in the period in which the forfeiture occurs. This difference is expected to impact the accounting measurement of our stock-based compensation.

Expected impact: Per the requirements of IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), this adjustment will be recorded in opening retained earnings upon our transition to IFRS. We expect the impact of the change at January 1, 2010 will be to

Hydrogenics Corporation

increase our opening deficit by $0.3 million with a corresponding increase in contributed surplus. Net income for the year ended December 31, 2010 is expected to decrease by less than $0.1 million.

(ii)
Impairment of Assets - International Accounting Standard (‘”IAS”) 36, Impairment of Assets, for both long-lived assets and goodwill, uses a one-step approach for both testing for and measurement of impairment, with the carrying values of cash generating units ("CGUs") being compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). Canadian GAAP however, uses a two-step approach for impairment testing. For long-lived assets, carrying values are first compared with undiscounted future cash flows to determine whether impairment exists and then any impairment is measured by comparing the assets carrying values with fair values. For goodwill, carrying values are first compared with the fair value of reporting units and any impairment is measured by comparing the fair value of the reporting unit's goodwill to its carrying value.  We do not expect the difference in methodologies to result in additional asset impairments upon transition to IFRS.

Additionally, under Canadian GAAP, assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for impairment testing purposes. IFRS requires that long-lived assets be tested for impairment at the level of CGUs, which is the lowest level of assets that generate largely independent cash inflows. This lower level grouping could result in identification of impairment more frequently under IFRS, but of potentially smaller amounts. IFRS requires that goodwill be tested for impairment at the lowest level within the entity at which the goodwill is monitored for internal management purposes, which cannot be larger than an operating segment whereas under Canadian GAAP, goodwill is tested at the reporting unit level.

With the exception of goodwill, any impairment losses may potentially be offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed. Canadian GAAP prohibits reversal of impairment losses.

Expected impact: Our impairment testing for the opening consolidated balance sheet under IFRS did not result in the recognition of any additional impairment losses or reversals of previously recorded impairment losses.

(iii)
Provisions, contingent liabilities and contingent assets. IAS 37 defines a provision  as a liability of uncertain timing or amount. There is no separate standard in Canadian GAAP that deals with the recognition of provisions; therefore, although the Corporation may not have recorded a significant amount of provisions in the past, it may have additional provisions under IFRS. IFRS requires that an entity record a provision when the following conditions are met: (a) the Corporation has a present obligation (legal or constructive) as a result of a past event; (b) it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle an obligation; and (c) a reliable estimate can be made of the amount of the obligation.

Expected impact: The Corporation has determined there will be some reclassification of amounts to provisions in the consolidated financial statements under IFRS, including, most notably, warranties. At this time, management does not believe there will be additional provisions recorded.

(iv)
Government grants. The Corporation has received government assistance related to certain research and development projects.  In conjunction with this assistance, the Corporation is obligated to pay royalties related to the sale of certain of its products.  Under the terms of IAS 39 - Financial Instruments - Recognition and Measurement, there will be a requirement for one of our funding agreements to be recorded as a liability under IFRS.  This agreement was not recorded as a liability under Canadian GAAP but rather the royalty obligation was accrued at the time of sale.

Expected impact: Per the requirements of IFRS 1, this adjustment will be recorded in opening retained earnings upon transition to IFRS. We expect the impact of the change at January 1, 2010 will be to increase the opening deficit by $1.8 million with a corresponding increase in

Hydrogenics Corporation

provisions. Net income for the year ended December 31, 2010 is expected to decrease by $0.7 million.

First-Time Adoption of International Financial Reporting Standards - Our adoption of IFRS will require the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. The following are the significant optional exemptions available under IFRS 1 that we expect to apply in preparing our first consolidated financial statements under IFRS.

Business Combinations - An exemption is available within IFRS 1 that allows an entity to carry forward its previous GAAP accounting for business combinations prior to the transition date.  This would include carrying forward balances based on methods of accounting (e.g. pooling of interests) that are not allowable under existing IFRS rules.  We expect to elect to not restate any business combinations that have occurred prior to January 1, 2010.

Cumulative Translation Differences - This exemption allows cumulative translation differences for all foreign subsidiaries (self-sustaining subsidiaries under current Canadian GAAP) and foreign equity method investments to be deemed to be zero at transition (balances are eliminated with offsetting entry recorded directly to retained earnings). We expect to elect to set the cumulative translation differences to zero at January 1, 2010.

9 Outlook
The outlook for our business in 2011

Current Market Environment
As a global corporation, we are subject to the risks arising from adverse changes in global economic conditions. For example, in recent years, the direction and relative strength of many economies have become increasingly uncertain. If economic growth in leading or emerging economies is slowed, our current or potential customers may delay or reduce purchases. This has resulted in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

Over the past few years, the Corporation has taken significant steps to reduce operating and product costs, streamline its operations and consolidated financial position. In 2010 we secured $18.3 million in orders, an increase of $1.9 million from $16.4 million in 2009.  We have no funded or secured debt obligations outstanding and maintain an order backlog of $17.1 million as at December 31, 2010 spread across numerous geographical regions.

We continue to witness governments in many jurisdictions showing a willingness to increase spending on alternative energy projects to stimulate the economy. We believe we are well positioned to benefit from government initiatives in Canada, the European Union and the United States of America, which will positively impact our business. Recently, an increase in interest and orders for fuelling stations in Europe has signaled what we believe could be a major increase in the size of this market.

In addition, the agreement with CommScope strengthens our existing partnership and lays the foundation for a strategic relationship dedicated to penetrating the large and growing market for telecom backup power systems. We have already worked closely with CommScope in India, North America and Europe, and both companies see strong potential demand for power modules that address opportunities within the significantly growing cell phone infrastructure around the globe. In that vein, we will work on developing a broader range of products at various power levels, aiming for more attractive solutions and better economies of scale for our customers.

However, as no business is immune to a slowdown in the economy, we experienced adverse effects in 2009 which only began to improve in 2010.  The Corporation closely monitors its exposure to the following potential risks, which could impact future profitability and cash flows: (i) sustained lower levels of orders, higher cancellation rates or significant delay of orders, any one of which would require production

Hydrogenics Corporation

adjustments; and (ii) lower available customer financing, which could affect our customers’ ability to finance their purchases.

Delivery Outlook
We operate in various markets and in this MD&A, define the market in which we have a product offering, as a relevant market.  Our delivery outlook is segmented by relevant market and is subject to a number of factors that are within our control, such as product development and market engagement initiatives as well as a number of factors beyond our control such as macro economic conditions.  As part of our annual business planning cycle, we make a number of assumptions regarding delivery outlook in each of our relevant markets in order to best allocate our resources.

Set forth below is a summary assessment of those factors we anticipate will most significantly influence deliveries by relevant market as well as our anticipated level of deliveries by relevant market. We caution that readers should not place undue reliance on this assessment and refer to our forward-looking statement on page 47 of this MD&A.

Relevant Market	Economic Activity in 2010	External and Corporate Specific Considerations	Anticipated Economic Activity in 2011
Industrial Gas	21 units delivered.	We expect the rebound from the economic slowdown in 2009 will continue to improve. We anticipate higher revenues when the Russian market fully recovers.	We anticipate revenues and orders delivered will be higher than in 2010.
Hydrogen Fueling Stations	2 units delivered.
Governments, particularly in the European Union continue to support programs to accelerate the use of hydrogen fuelling stations, particularly in Germany. We are continuing to dedicate resources to secure additional business.
We anticipate revenues and orders delivered will be higher than in 2010.
Renewable Energy Storage	No units delivered.
Renewable energy storage is continuing to receive considerable attention throughout the world. We saw a number of positive signs in this market in 2010 and it has the potential to become a compelling market segment in 2011. Accordingly, we continue to dedicate resources to this market in 2011.
We anticipate revenues and orders delivered will be higher than in 2010.
Backup Power	7 units delivered.	We continue to advance our relationship with CommScope which we believe positions us well for this market.	We anticipate revenues and orders delivered will be higher than in 2010.
Motive/Mobile Power	34 units delivered.	Our system integration capability is well respected by OEMs. We have made good progress in numerous motive markets and are well positioned to address market opportunities.	We anticipate revenues and orders delivered will be higher than in 2010.
Other Power Products	Progression and completion of anticipated milestones in custom projects. No physical units delivered.	Our expertise on custom engineering projects are well regarded by end users. We continue to target custom engineering projects on a case by case basis.	We anticipate revenues and orders delivered will be similar to 2010.

Hydrogenics Corporation

10 Related Party Transactions
A discussion of related party transactions and their relationship to our business

In the normal course of operations, we subcontract certain machining and sheet metal fabrication of parts to a company owned by the father and uncle of Joseph Cargnelli, a director and senior officer of the Corporation and one of our principal shareholders. For the fiscal year ended December 31, 2010, billings by this related company totalled $0.2 million, an increase of $0.1 million from the $0.1 million billed the previous year. At December 31, 2010, we had an accounts payable balance due to this related company of less than ten thousand dollars. We believe that transactions with this company are consistent with those we have with unrelated third parties. All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed by the related parties.

As a result of CommScope’s recent investments in the Corporation, CommScope became a related party following the closing of the second tranche of their investment. Billings to this related corporation for product totaled less than $0.1 million in 2010, a decrease of $0.1 million from $0.2 million billed in the previous year. Billings by this related corporation for material were $nil in 2010, a decrease of less than $0.1 million from less than $0.1 million billed in the previous year. At December 31, 2010, we had an account receivable balance due from this related party of less than $0.1 million. We believe that transactions with this company are consistent with those we have with unrelated third parties. All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed by the related parties.

11 Disclosure Controls
A discussion of our disclosure controls and procedures

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized, and reported within prescribed time periods and is accumulated and communicated to our management, including our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out by management, under the supervision, and with the participation of our CEO and CFO, of the effectiveness of our disclosure controls and procedures.  Based on that evaluation, our CEO and CFO concluded that such disclosure controls and procedures were effective at the reasonable assurance level.

12 Internal Control Over Financial Reporting
A statement of responsibilities regarding internal controls over financial reporting

Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Hydrogenics Corporation

Management assessed the effectiveness of the Corporation’s internal control over financial reporting as at December 31, 2010, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management believes that, as at December 31, 2010, the Company’s internal control over financial reporting is effective. Also, management determined that there were no material weaknesses in the Company’s internal control over financial reporting as at December 31, 2010.

Limitations of Controls and Procedures
Our management, including our CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within us have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud might occur and not be detected.

Changes in Internal Controls Over Financial Reporting
There were no changes during 2010 in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The design of any system of controls and procedures is based in part on certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

13 Enterprise Risk Management
Enterprise risks and uncertainties facing Hydrogenics and how the Corporation manages these risks

Our definition of business risk
We define business risk as the degree of exposure associated with the achievement of key strategic, financial, organizational and process objectives in relation to the effectiveness and efficiency of operations, the reliability of financial reporting, compliance with laws and regulations, and the safeguarding of assets within an ethical organizational culture.

Our enterprise risks are largely derived from the Corporation’s business environment and are fundamentally linked to our strategies and business objectives. We strive to proactively mitigate our risk exposures through rigorous performance planning and effective and efficient business operational management.  We strive to avoid taking on undue risk exposures whenever possible and ensure alignment with business strategies, objectives, values and risk tolerances.

The following sections summarize the principal risks and uncertainties that could affect our future business results going forward and our associated risk mitigation activities.

Our risk and control assessment process
We use a multi-level enterprise risk and control assessment process that incorporates the insight of employees throughout the Corporation.

At a high level, we carry out an annual risk and control assessments consisting of interviews with senior managers and updates from our ongoing strategic planning process. Additionally, our assessment process incorporates input from internal and external audits, as well as input from management’s SOX 404 (Sarbanes Oxley Act of 2002) internal control over financial reporting compliance activities and ISO 9001 external audits. Key enterprise risks are identified, defined and prioritized, and risks are classified

Hydrogenics Corporation

into discrete risk categories. Results of the annual risk and control assessment and quality audits assist in the development of our internal audit program and are presented to senior management and the Audit Committee. Risk assessments are also incorporated into the Corporation’s strategic planning processes.

We also conduct a quarterly risk assessment review of key business processes to capture changing business risks, monitor key risk mitigation activities and provide ongoing updates and assurance to the Audit Committee.

Lastly, we conduct detailed risk assessments for specific audit engagements and various risk management initiatives (e.g. environmental management system, safety audits, business continuity planning, network and IT vulnerability, and fraud and ethics assessments). The results of these multiple risk assessments are evaluated, prioritized, updated and integrated into the key risk profile throughout the year.

14  Reconciliation and Definition of Non-GAAP Measures
A description, calculation, and reconciliation of certain measures used by management

Non-GAAP financial measures including earnings before interest, taxes, depreciation and amortization (“EBITDA”) and cash operating expenses are used by management to provide additional insight into our performance and financial condition. We believe these Non-GAAP measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements. Accordingly, we are presenting EBITDA and cash operating expenses in this MD&A to enhance the usefulness of our MD&A. In accordance with Canadian Securities Administration Staff Notice 52-306, we have provided reconciliations of our Non-GAAP financial measures to the most directly comparable Canadian GAAP number, disclosure of the purposes of the Non-GAAP measure, and how the Non-GAAP measure is used in managing the business.

Earnings Before Interest, Taxes, Depreciation and Amortization
We report EBITDA because it is a key measure used by management to evaluate the performance of business units and the Corporation. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Corporation believes EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods or non-operating factors such as historical cost.

EBITDA is not a calculation based on Canadian GAAP or US GAAP and should not be considered an alternative to operating income or net income in measuring the Corporation’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in our computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Corporation’s operating performance relative to other companies, investors should be cautioned that EBITDA as reported by us may not be comparable in all instances to EBITDA as reported by other companies.

Hydrogenics Corporation

The following is a reconciliation of EBITDA with Net loss. EBITDA is regularly reported to the chief operating decision maker and corresponds to the definition used in our historical quarterly discussions.

EBITDA
(Thousands of US Dollars)
	2010	2009	2008
Net loss	$(8,557)	$(9,375)	$(14,319)
Amortization of property, plant and equipment	690	864	855
Amortization of intangible assets	96	120	249
Impairment of property, plant and equipment	-	317	-
Other income	(479)	(41)	(1,325)
Income tax expense (recovery)	3	(10,371)	116
EBITDA	$(8,247)	$(18,486)	$(14,424)

Hydrogenics Corporation

Cash operating costs
We report Cash operating costs because it is a key measure used by management to measure the fixed operating costs required to operate the ongoing business units of the Corporation. The Corporation believes cash operating costs is a useful measure in assessing our fixed operating costs.

Cash operating costs are not based on Canadian or US GAAP and should not be considered an alternative to loss from operations in measuring the Corporation’s performance, nor should it be used as an exclusive measure of our operating costs because it does not consider certain stock based compensation expenses, which are disclosed in the consolidated statements of operations. Investors should carefully consider the specific items included in our computation of cash operating costs. While cash operating costs were disclosed herein to permit a more complete comparative analysis of the Corporation’s cost structure relative to other companies, investors should be cautioned that cash operating costs as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

The following is a reconciliation of cash operating costs with loss from operations. Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions.

Cash operating costs
(Thousands of US Dollars)
	2010	2009	2008
Loss from operations	$9,033	$19,787	$15,528
Add: Gross margin	5,426	3,728	7,894
Less: Non-cash general and administrative expenses	(763)	-	-
Less: Stock-based compensation	(279)	(413)	(694)
Less: Amortization of property, plant and equipment	(690)	(864)	(855)
Less: Amortization of intangible assets	(96)	(120)	(249)
Less: Impairment of property, plant and equipment	-	(317)	-
Cash operating costs	$12,631	$21,801	$21,624

15 Risks and Uncertainties
Risks and uncertainties facing Hydrogenics

Risk Factors Related to Our Financial Condition

If we are unsuccessful in increasing our revenues and raising additional funding, we may possibly cease to continue as we currently do.
While our consolidated financial statements for the year ended December 31, 2010 have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, our ability to continue as a going concern is dependent on the successful execution of the Corporation’s business plan. This plan includes an increase in revenue and additional funding to be provided by potential investors as well as non-traditional sources of financing. We have disclosed in our consolidated financial statements for the year ended December 31, 2010 that there are material uncertainties casting substantial doubt on our ability to continue as a going concern. In addition, the report of our independent auditors in respect of the 2010 fiscal year contains an explanatory paragraph regarding our ability to continue as a going concern.

We have sustained losses and negative cash flows from operations since our inception. We expect this will continue throughout 2011. If we do not raise enough additional capital during 2011, we may not generate sufficient cash flow to fund our obligations as they come due beyond 2011.

Additional funding may be in the form of debt or equity or a hybrid instrument depending on the needs of the investor. Given the prevailing global economic and credit market conditions, we may not be able to raise additional cash resources through these traditional sources of financing. Although we are also pursuing non-traditional sources of financing, the global credit market crisis has also adversely affected

Hydrogenics Corporation

the ability of potential parties to pursue such transactions.  Accordingly, as a result of the foregoing, we continue to review traditional sources of financing, such as private and public debt or equity financing alternatives, as well as other alternatives to enhance shareholder value, including, but not limited to, non-traditional sources of financing, such as alliances with strategic partners, the sale of assets or licensing of our technology, a combination of operating and related initiatives or a substantial reorganization of our business.

We filed a final short form base shelf prospectus with certain Canadian securities regulatory authorities on January 4, 2010 and a corresponding registration statement on Form F-3, which was declared effective by the US Securities and Exchange Commission on December 31, 2009, to enhance our ability to access capital markets.  Pursuant to the Form F-3, we may offer up to $16 million of debt, equity or other securities over a 25-month period from December 31, 2009, provided we do not issue securities with a value exceeding one-third of our public float (i.e., the aggregate fair value of our outstanding common shares held by non-affiliates) in any 12-month period.  On January 14, 2010, we issued common shares and warrants with a value of $11.5 million to two institutional investors in a registered direct offering pursuant to the Form F-3.  As a result, we can not issue more than $4.5 million of additional securities pursuant to our existing shelf prospectus.

In addition, there are other limits on our ability to issue securities to raise additional funding. The NASDAQ generally requires an issuer to obtain shareholder approval prior to the issuance of common shares or securities convertible into or exercisable for common shares, other than in a public offering, equal to 20% or more of the common shares outstanding prior to such issuance in one or an integrated series of offerings if such securities are issued at a price below fair value. The NASDAQ generally does not consider offerings such as our January 2010 registered direct offering to qualify as a public offering.  Accordingly, we may be required to obtain shareholder approval for issuances in future registered direct offerings or private placements

There can be no assurances we will achieve profitability or positive cash flows or be able to obtain additional funding or that, if obtained, they will be sufficient, or whether any other initiatives will be successful, such that we may continue as a going concern. There are material uncertainties related to certain adverse conditions and events that cast significant doubt on our ability to remain a going concern.

Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.
At December 31, 2010, we had approximately $9.0 million of cash and cash equivalents and restricted cash (2009 - $11.0 million). Restricted cash of $1.1 million is held as partial security for standby letters of credit and letters of finance. There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margins of our existing products and the development of markets for, and customer acceptance of, new products. Due to these and other factors, many of which are outside of our control, we may not be able to accurately predict our necessary cash expenditures or obtain financing in a timely manner to cover any shortfalls.

If we are unable to generate sufficient cash flows or obtain adequate additional financing, which given the current global economy and credit markets is challenging, we may be unable to respond to the actions of our competitors or we may be prevented from executing our business plan, or conducting all or a portion of our planned operations. In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.

Hydrogenics Corporation

A slow return to economic growth could continue to have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.
Macro-level changes in the global economy began to affect our business in the fourth quarter of 2008. Operationally, we experienced a delay in closing orders. Financially, we experienced more challenging conditions as a result of weaker capital markets worldwide and anticipate these conditions may adversely alter our ability to raise capital on favourable terms and could change the terms of our credit facility.

The condition of the current global economy and credit markets affects our outlook in three distinct ways. First, our products depend, to some degree, on general world economic conditions and activity. If the current condition of the economy results in a continued slow return to economic growth, demand for our products is not likely to increase significantly. Second, the current economic climate could adversely affect our ability to conduct normal day-to-day selling activities, which depend on the granting of short-term credit to a wide variety of purchasers and particularly the corresponding need of those purchasers. Third, those purchasers have a corresponding need to finance purchases by accessing their own lines of credit. If the current condition of the economy does not continue to improve, our business will likely be adversely impacted.

With a sustained period of slow economic growth, we expect we will continue to experience significant difficulties on a number of fronts. As a result, we may face new risks as yet unidentified and a number of risks that we ordinarily face and that are further described herein may increase in likelihood, magnitude and duration. These risks include but are not limited to deferrals or reductions of customer orders, potential deterioration of our customers’ ability to finance purchases, reduced revenue, further deterioration in our cash balances and liquidity due to foreign exchange impacts, and an inability to access capital markets.

Our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.
We commenced operation of our fuel cell test business in 1996. Since November 7, 2007, we have been engaged principally in the research and product development and manufacture of fuel cell systems and subsystems and hydrogen generation systems. For the year ended December 31, 2010, we derived $15.9 million or 76% of revenues from our sales of hydrogen generation products and services and $5.0 million, or 24%, of our revenues from sales of power products and services. For the year ended December 31, 2009, we derived $12.3 million, or 65%, of revenues from our sales of hydrogen generation products and services, and $6.5 million, or 35%, of our revenues from sales of power products and services. For the year ended December 31, 2008, we derived $31.2 million, or 79%, of revenues from our sales of hydrogen generation products and services, $5.6 million, or 15%, of our revenues from sales of power products and services, and $2.5 million, or 6%, of our revenues from sales of fuel cell test equipment and services. On November 7, 2007, we announced our decision to commence an orderly windup of our fuel cell test products design, development and manufacturing business, which is anticipated to be completed in 2011. Our current business strategy is to develop, manufacture and sell fuel cell power products in larger quantities. In addition, following our acquisition of Stuart Energy in January 2005, a significant part of our business now relates to hydrogen generation products. Because we have made limited sales of fuel cell power products to date and have added a new revenue stream with our hydrogen generation business, our historical operating data may be of limited value in evaluating our future prospects.

Because we expect to continue to incur net losses, we may not be able to implement our business strategy and the price of our common shares may decline.
We have not generated positive net income since our inception. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred a net loss for the year ended December 31, 2010 of $8.6 million, a net loss of $9.4 million for the year ended December 31, 2009, and a net loss of $14.3 million for the year ended

Hydrogenics Corporation

December 31, 2008. Our accumulated deficit as at December 31, 2010 was $309.4 million, at December 31, 2009 it was $301.0 million, and at December 31, 2008 it was $291.4 million.

We expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2011, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy and the price of our common shares may decline.

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.
Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Our products are highly engineered and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span many quarterly periods. In many cases a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways. As a result, we must educate customers on the use and benefits of our products and services. This can require us to commit significant time and resources without necessarily generating any revenues. Many potential customers may wish to enter into trial arrangements with us in order to use our products and services on a trial basis. The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis. Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals. This may delay a decision to purchase our products.

The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter. We may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products. As a result, our quarterly operating results are likely to fluctuate significantly and we may fail to meet the expectations of securities analysts and investors, and the price of our common shares may decline.

We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.
To date, a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers accounted for 40% of revenues for the year ended December 31, 2010, (27% of revenues for the year ended December 31, 2009, and 35% of our revenues for the year ended December 31, 2008). The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase order basis. We cannot be certain customers who have accounted for significant revenue in past periods will continue to purchase our products and allow us to generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of these significant customers were to cease doing business with us, significantly reduce or delay purchases from us, or fail to pay on a timely basis, our business, consolidated financial condition and results of operations could be materially adversely affected.

Our operating results may be subject to currency fluctuation.
Our monetary assets and liabilities denominated in currencies other than the US dollar will give rise to a foreign currency gain or loss reflected in earnings. To the extent the Canadian dollar or the euro strengthens against the US dollar, we may incur foreign exchange losses on our net consolidated monetary asset balance which is denominated in those currencies. Such losses would be included in our financial results and, consequently, may have an adverse effect on our share price.

Hydrogenics Corporation

As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and euros. However, a significant part of our revenues are currently generated in US dollars and euros, and we expect this will continue for the foreseeable future. In addition, we may be required to finance our European operations by exchanging Canadian dollars or US dollars into euros. The exchange rates between the Canadian dollar, the US dollar and the euro are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. If the value of the US dollar weakens against the Canadian dollar or the euro, the profit margin on our products may be reduced. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market. We currently have limited currency hedging through financial instruments. We carry a portion of our short-term investments in Canadian dollars and euros.

Our insurance may not be sufficient.
We carry insurance that we consider adequate considering the nature of the risks and costs of coverage. We may not, however, be able to obtain insurance against certain risks or for certain products or other resources located from time to time in certain areas of the world. We are not fully insured against all possible risks, nor are all such risks insurable. Thus, although we maintain insurance coverage, such coverage may not be adequate.

Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge.
Goodwill arising from our acquisition of Stuart Energy in 2005 comprises approximately 15.9% of our total assets as at December 31, 2010, 14.8% of our total assets as at December 31, 2009, and 10.6% of our total assets as at December 31, 2008. Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of goodwill. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge. This would reduce our reported assets and earnings in the year the impairment charge is recognized.

Risk Factors Related to Our Business and Industry

Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate, which would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.
Significant markets may never develop for fuel cell and other hydrogen energy products or they may develop more slowly than we anticipate. Any such delay or failure would significantly harm our revenues and we may be unable to recover the losses we have incurred and expect to continue to incur in the development of our products. If this were to occur, we may never achieve profitability and our business could fail. Fuel cell and other hydrogen energy products represent an emerging market, and whether or not end-users will want to use them may be affected by many factors, some of which are beyond our control, including: the emergence of more competitive technologies and products, including other environmentally clean technologies and products that could render our products obsolete; the future cost of hydrogen and other fuels used by our fuel cell products; the future cost of the membrane electrode assembly used in our fuel cell products; the future cost of platinum group metals, a key catalyst used in our fuel cell and hydrogen generation products; the regulatory requirements of agencies, including the development of uniform codes and standards for fuel cell products, hydrogen refuelling infrastructure and other hydrogen energy products; government support by way of legislation, tax incentives, policies or otherwise, of fuel cell technology, hydrogen storage technology and hydrogen refuelling technology; the manufacturing and supply costs for fuel cell components and systems; the perceptions of consumers regarding the safety of our products; the willingness of consumers to try new technologies; the continued development and improvement of existing power technologies; and the future cost of fuels used in existing technologies.

Hydrogenics Corporation

Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected.
If our fuel cell product customers are not able to obtain hydrogen on a cost-effective basis, we may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected. Our fuel cell products require oxygen and hydrogen to operate. While ambient air can typically supply the necessary oxygen, our fuel cells rely on hydrogen derived from water or from fuels such as natural gas, propane, methanol and other petroleum products. We manufacture and develop hydrogen generation systems called electrolyzers that use electricity to separate water into its constituent parts of hydrogen and oxygen. In addition, third parties are developing systems to extract, or reform, hydrogen from fossil fuels. Significant growth in the use of hydrogen powered devices, particularly in the mobile market, may require the development of an infrastructure to deliver the hydrogen. There is no guarantee that such an infrastructure will be developed on a timely basis or at all. Even if hydrogen is available for our products, if its price is such that electricity or power produced by our systems would cost more than electricity provided through other means, we may be unable to compete successfully.

Changes in government policies and regulations could hurt the market for our products.
The fuel cell and hydrogen industry is in its development phase and is not currently subject to industry specific government regulations in Canada, the European Union, the United States of America, as well as other jurisdictions, relating to matters such as design, storage, transportation and installation of fuel cell systems and hydrogen infrastructure products. However, given that the production of electrical energy has typically been an area of significant government regulation, we expect we will encounter industry specific government regulations in the future in the jurisdictions and markets in which we operate. For example, regulatory approvals or permits may be required for the design, installation and operation of stationary fuel cell systems under federal, state and provincial regulations governing electric utilities and mobile fuel cell systems under federal, state and provincial emissions regulations affecting automobile manufacturers. To the extent that there are delays in gaining such regulatory approval, our development and growth may be constrained. Furthermore, the inability of our potential customers to obtain a permit, or the inconvenience often associated with the permit process, could harm demand for fuel cell and other hydrogen products and, therefore, harm our business.
Our business will suffer if environmental policies change and no longer encourage the development and growth of clean power technologies. The interest by automobile manufacturers in fuel cell technology has been driven in part by environmental laws and regulations. There is no guarantee that these laws and regulations will not change and any such changes could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles. In addition, if current laws and regulations are not kept in force, or if further environmental laws and regulations are not adopted, demand for vehicular fuel cells may be limited.

The market for stationary and portable energy related products is influenced by federal, state and provincial government regulations and policies concerning the electric utility industry. Changes in regulatory standards or public policy could deter further investment in the research and development of alternative energy sources, including fuel cells and fuel cell products, and could result in a significant reduction in the potential market demand for our products. We cannot predict how changing government regulation and policies regarding the electric utility industry will affect the market for stationary and portable fuel cell systems.

Although the development of alternative energy sources, and in particular fuel cells, has been identified as a significant priority by many governments, we cannot be assured that governments will not change their priorities or that any such change would not materially affect our revenues and our business. If governments change their laws and regulations such that the development of alternative energy sources is no longer required or encouraged, the demand for alternative energy sources such as our fuel cell products may be significantly reduced or delayed and our sales would decline.

Hydrogenics Corporation

The development of uniform codes and standards for hydrogen powered vehicles and related hydrogen refuelling infrastructure may not develop in a timely fashion, if at all.
Uniform codes and standards do not currently exist for fuel cell systems, fuel cell components, hydrogen internal combustion engines or for the use of hydrogen as a vehicle fuel. Establishment of appropriate codes and standards is a critical element to allow fuel cell system developers, fuel cell component developers, hydrogen internal combustion engine developers, hydrogen infrastructure companies and hydrogen storage and handling companies to develop products that will be accepted in the marketplace.

The development of hydrogen standards is being undertaken by numerous organizations. Given the number of organizations pursuing hydrogen codes and standards, it is not clear whether universally accepted codes and standards will occur in a timely fashion, if at all.

We could be liable for environmental damages resulting from our research, development or manufacturing operations
Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property, and natural resource damage.  Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims, and in some instances, we may not be reimbursed at all.  Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional more stringent changes in the future. Our operations may not comply with future laws and regulations and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, government authorities may seek to impose fines and penalties on us, or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us.  Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products and hydrogen generation systems. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.
In our markets for hydrogen generation systems, we compete with a number of companies that develop and manufacture hydrogen generation products based on on-site water electrolysis and/or reforming technologies. We also compete with suppliers of hydrogen gas that deliver hydrogen to the customer’s site in tube trailers or cylinders or by pipeline. In many cases, these suppliers have established delivery infrastructure and customer relationships.

In the commercial production of fuel cell power products, we compete with a number of companies that currently have fuel cell and fuel cell system development programs. We expect that several of these competitors will be able to deliver competing products to certain markets before we do. While our strategy is the development of fuel cell and hydrogen generation technologies for sale to end-users, systems integrators, governments and market channel partners, many of our competitors are developing products specifically for use in particular markets. These competitors may be more successful in penetrating their specific markets than we are. In addition, an increase in the popularity of fuel cell power in particular market channels may cause certain of our customers to develop and produce some or all of the fuel cell technologies that we are developing.

Competition in the markets for fuel cell power modules and hydrogen generation equipment is significant and will likely persist and intensify over time. We compete directly and indirectly with a number of companies that provide products and services that are competitive with all, some or part of our products and related services. Many of our existing and potential competitors have greater brand name recognition and their products may enjoy greater initial market acceptance among our potential customers. In addition, many of these competitors have significantly greater financial, technical, sales, marketing, distribution, service and other resources than we have and may also be better able to adapt quickly to customers’ changing demands and to changes in technology.

Hydrogenics Corporation

If we are unable to continuously improve our products and if we cannot generate effective responses to our competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.

We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.
Each of our target markets is currently served by manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted traditional technologies such as internal combustion engines and turbines, as well as coal, oil, gas and nuclear powered generators. Additionally, there are competitors working on developing technologies that use other types of fuel cells and other alternative power technologies, advanced batteries and hybrid battery/internal combustion engines, which may compete for our target customers. Given that PEM fuel cells have the potential to replace these existing power sources, competition in our target markets will also come from these traditional power technologies, from improvements to traditional power technologies and from new alternative power technologies, including other types of fuel cells.

If we are unable to continuously improve our products and if we cannot generate effective responses to incumbent and/or alternative energy competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.

Our strategy for the sale of fuel cell power products depends on developing partnerships with OEMs, governments, systems integrators, suppliers and other market channel partners who will incorporate our products into theirs.
Other than in a few specific markets, our strategy is to develop and manufacture products and systems for sale to OEMs, governments, systems integrators, suppliers and other market channel partners that have mature sales and distribution networks for their products. Our success may be heavily dependent on our ability to establish and maintain relationships with these partners who will integrate our fuel cell products into their products and on our ability to find partners who are willing to assume some of the research and development costs and risks associated with our technologies and products. Our performance may, as a result, depend on the success of other companies, and there are no assurances of their success. We can offer no guarantee that OEMs, governments, systems integrators, suppliers and other market channel partners will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our products as components. The end products into which our fuel cell technology will be incorporated will be complex appliances comprising many components and any problems encountered by such third parties in designing, manufacturing or marketing their products, whether or not related to the incorporation of our fuel cell products, could delay sales of our products and adversely affect our financial results. Our ability to sell our products to the OEM markets depends to a significant extent on our partners’ worldwide sales and distribution networks and service capabilities. In addition, some of our agreements with customers and partners require us to provide shared intellectual property rights in certain situations, and there can be no assurance that any future relationships that we enter into will not require us to share some of our intellectual property. Any change in the fuel cell, hydrogen or alternative fuel strategies of one of our partners could have a material adverse effect on our business and our future prospects.

In addition, in some cases, our relationships are governed by a non-binding memorandum of understanding or a letter of intent. We cannot assure you that we will be able to successfully negotiate and execute definitive agreements with any of these partners, and failure to do so may effectively terminate the relevant relationship. We also have relationships with third party distributors who also indirectly compete with us. For example, we have targeted industrial gas suppliers as distributors of our hydrogen generators. Because industrial gas suppliers currently sell hydrogen in delivered form, adoption by their customers of our hydrogen generation products could cause them to experience declining demand for delivered hydrogen. For this reason, industrial gas suppliers may be reluctant to purchase our hydrogen generators. In addition, our third party distributors may require us to provide volume price

Hydrogenics Corporation

discounts and other allowances, or customize our products, either of which could reduce the potential profitability of these relationships.

We are dependent on third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.
We rely on third party suppliers to provide key materials and components for our fuel cell power products and hydrogen generation products. A supplier’s failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, may harm our ability to manufacture our products cost-effectively or at all, and our revenues and gross margins might suffer. To the extent that we are unable to develop and patent our own technology and manufacturing processes, and to the extent that the processes that our suppliers use to manufacture materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers and that could adversely affect our ability to produce commercially viable products.

We may not be able to manage successfully the anticipated expansion of our operations.
The uneven pace of our anticipated expansion in facilities, staff and operations may place serious demands on our managerial, technical, financial and other resources. We may be required to make significant investments in our engineering and logistics systems and our financial and management information systems, as well as retaining, motivating and effectively managing our employees. Our management skills and systems currently in place may not enable us to implement our strategy or to attract and retain skilled management, engineering and production personnel. Our failure to manage our growth effectively or to implement our strategy in a timely manner may significantly harm our ability to achieve profitability.

If we do not properly manage foreign sales and operations, our business could suffer.
We expect that a substantial portion of our future revenues will continue to be derived from foreign sales. Our international activities may be subject to inherent risks, including regulatory limitations restricting or prohibiting the provision of our products and/or services, unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, fluctuations in currency exchange rates, foreign exchange controls that restrict or prohibit repatriation of funds, technology export and/or import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity and potentially adverse tax consequences resulting from operating in multiple jurisdictions. As a result, if we do not properly manage foreign sales and operations, our business could suffer.

We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.
Our future success will depend in large part on our ability to recruit and retain experienced research and development, engineering, manufacturing, operating, sales and marketing, customer service and management personnel. We compete in emerging markets and there are a limited number of people with the appropriate combination of skills needed to provide the services our customers require. In the past, we have experienced difficulty in recruiting qualified personnel and we expect to experience continued difficulties in personnel recruiting. If we do not attract such personnel, we may not be able to expand our business. In addition, new employees generally require substantial training, which requires significant resources and management attention. Our success also depends on retaining our key management, research, product development, engineering, marketing and manufacturing personnel. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.

Hydrogenics Corporation

We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.
We may acquire additional technologies or other companies in the future and we cannot provide assurances that we will be able to successfully integrate their operations or that the cost savings we anticipate will be fully realized. Entering into an acquisition or investment entails many risks, any of which could materially harm our business, including: diversion of management’s attention from other business concerns; failure to effectively assimilate the acquired technology, employees or other assets into our business; the loss of key employees from either our current business or the acquired business; and the assumption of significant liabilities of the acquired company.

If we complete additional acquisitions, we may dilute the ownership of current shareholders. In addition, achieving the expected returns and cost savings from our past and future acquisitions will depend in part on our ability to integrate the products and services, technologies, research and development programs, operations, sales and marketing functions, finance, accounting and administrative functions, and other personnel of these businesses into our business in an efficient and effective manner. We cannot ensure we will be able to do so or that the acquired businesses will perform at anticipated levels. If we are unable to successfully integrate acquired businesses, our anticipated revenues may be lower and our operational costs may be higher.

We have no experience manufacturing our products on a large scale basis and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.
We have manufactured most of our products for prototypes and initial sales, and we have limited experience manufacturing products on a larger scale. In order to produce certain of our products at affordable prices we will have to manufacture a large volume of such products. We do not know when or whether we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market such products. Even if we are successful in developing our manufacturing capabilities and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers and the market. Our failure to develop these manufacturing processes and capabilities in a timely manner could prevent us from achieving our growth and profitability objectives.

Risk Factors Related to Our Products and Technology

We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.
We have made commercial sales of hydrogen generation, fuel cell test and diagnostic equipment, fuel cell power modules, integrated fuel cell systems and hydrogen refuelling stations for a relatively short period of time. Because both our business and industry are still in the developmental stage, we do not know when or whether we will successfully complete research and development of commercially viable fuel cell power products and commercially viable hydrogen generation equipment for new hydrogen energy applications. If we do not complete the development of such commercially viable products, we will be unable to meet our business and growth objectives. We expect to face unforeseen challenges, expenses and difficulties as a developing company seeking to design, develop and manufacture new products in each of our targeted markets. Our future success also depends on our ability to effectively market fuel cell products and hydrogen generation products once developed.

We must lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.
Fuel cells currently cost more than many established competing technologies, such as internal combustion engines and batteries. The prices of fuel cell and hydrogen generation products are dependent largely on material and manufacturing costs. We cannot guarantee we will be able to lower these costs to a level where we will be able to produce a competitive product or that any product we

Hydrogenics Corporation

produce using lower cost materials and manufacturing processes will not suffer from lower performance, reliability and longevity. If we are unable to produce fuel cell and hydrogen generation products that are competitive with other technologies in terms of price, performance, reliability and longevity, consumers will be unlikely to buy our fuel cell and hydrogen generation products. Accordingly, we would not be able to generate sufficient revenues with positive gross margins to achieve and sustain profitability.

Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.
We regularly field test our products and we plan to conduct additional field tests in the future. Any failures or delays in our field tests could harm our competitive position and impair our ability to sell our products. Our field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, operator error and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control. In addition, field test programs, by their nature, may involve delays relating to product roll-out and modifications to product design, as well as third party involvement. Any problem or perceived problem with our field tests, whether it originates from our technology, our design, or third parties, could hurt our reputation and the reputation of our products and limit our sales. Such field test failures may negatively affect our relationships with customers, require us to extend field testing longer than anticipated before undertaking commercial sales and require us to develop further our technology to account for such failures prior to the field tests, thereby increasing our manufacturing costs.

The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.
Our products are complex and must meet the stringent technical requirements of our customers. The software and other components used in our fuel cell and hydrogen generation products may contain undetected defects or errors, especially when first introduced, which could result in the failure of our products to perform, damage to our reputation, delayed or lost revenue, product returns, diverted development resources and increased development, service and warranty costs.

Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.
Our success depends in large part on our ability to keep our products current and compatible with evolving technologies, codes and standards. Unexpected changes in technology or in codes and standards could disrupt the development of our products and prevent us from meeting deadlines for the delivery of products. If we are unable to keep pace with technological advancements and adapt our products to new codes and standards in a timely manner, our products may become uncompetitive or obsolete and our revenues would suffer.

We depend on intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
Failure to protect our intellectual property rights may reduce our ability to prevent others from using our technology. We rely on a combination of patent, trade secret, trademark and copyright laws to protect our intellectual property. Some of our intellectual property is currently not covered by any patent or patent application. Patent protection is subject to complex factual and legal criteria that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot be assured that: any of the United States, Canadian or other patents owned by us or third party patents licensed to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or any of our pending or future patent applications will be issued with the breadth of protection that we seek, if at all.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for, or unenforceable in foreign countries.

Furthermore, although we typically retain sole ownership of the intellectual property we develop, in certain circumstances, such as with Dow Corning and General Motors, we provide for shared intellectual property rights. For instance, where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licences in favour

Hydrogenics Corporation

of General Motors, and in some cases the intellectual property is jointly owned. As a result of these licences, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.

We have also entered into agreements with other customers and partners that involve shared intellectual property rights. Any developments made under these agreements will be available for future commercial use by all parties to the agreement.

We also seek to protect our proprietary intellectual property through contracts including, when possible, confidentiality agreements and inventors’ rights agreements with our customers and employees. We cannot be sure that the parties who enter into such agreements with us will not breach them, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. If necessary or desirable, we may seek licences under the patents or other intellectual property rights of others. However, we cannot be sure we will obtain such licences or that the terms of any offered licences will be acceptable to us. Our failure to obtain a licence from a third party for intellectual property we use in the future could cause us to incur substantial liabilities and to suspend the manufacture and shipment of products or our use of processes that exploit such intellectual property.

Our involvement in intellectual property litigation could negatively affect our business.
Our future success and competitive position depend in part on our ability to obtain or maintain the proprietary intellectual property used in our principal products. In order to establish and maintain such a competitive position we may need to prosecute claims against others who we believe are infringing our rights and defend claims brought by others who believe we are infringing their rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the sale of any products involved or the use or licensing of related intellectual property and divert the efforts of our technical and management personnel from their principal responsibilities, regardless of whether such litigation is resolved in our favour. If we are found to be infringing on the intellectual property rights of others, we may, among other things, be required to: pay substantial damages; cease the development, manufacture, use, sale or importation of products that infringe on such intellectual property rights; discontinue processes incorporating the infringing technology; expend significant resources to develop or acquire non-infringing intellectual property; or obtain licences to the relevant intellectual property.

We cannot offer any assurance we will prevail in any such intellectual property litigation or, if we were not to prevail in such litigation that licences to the intellectual property we are found to be infringing on would be available on commercially reasonable terms, if at all. The cost of intellectual property litigation as well as the damages, licensing fees or royalties that we might be required to pay could have a material adverse effect on our business and financial results.

Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.
Our financial results could be materially impacted by accidents involving either our products or those of other fuel cell manufacturers, either because we face claims for damages or because of the potential negative impact on demand for fuel cell products. Our products use hydrogen, which is typically generated from gaseous and liquid fuels such as propane, natural gas or methanol in a process known as reforming. While our fuel cell products do not use these fuels in a combustion process, natural gas, propane and other hydrocarbons are flammable fuels that could leak and then combust if ignited by another source. In addition, certain of our OEM partners and customers may experience significant product liability claims. As a supplier of products and systems to these OEMs, we face an inherent business risk of exposure to product liability claims in the event that our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our systems or components caused the accidents. Product liability claims could result in significant losses from expenses incurred in defending claims or the award of damages. Since our products have not yet gained widespread market acceptance, any accidents involving our systems, those of other fuel cell products or those used to produce hydrogen could materially impede acceptance of our products. In addition, although our management believes our

Hydrogenics Corporation

liability coverage is currently adequate to cover these risks, we may be held responsible for damages beyond the scope of our insurance coverage.

Risk Factors Related to Ownership of Our Common Shares

If at any time we are classified as a passive foreign investment company under United State tax laws, our US shareholders may be subject to adverse tax consequences.
We would be classified as a passive foreign investment company (“PFIC”), for United States federal income tax purposes, in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of our subsidiaries, either at least 75% of our gross income is ‘‘passive income,’’ or on average at least 50% of the gross value of our assets is attributable to assets that produce passive income or are held for the production of passive income.

Based on our structure, and the composition of our income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2010 or the prior taxable year. However, there can be no assurance the Internal Revenue Service will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is retested each year and depends on our assets and income in that year. If we are classified as a PFIC at any time that a US shareholder holds our common shares, such shareholder may be subject to an increased United States federal income tax liability and a special interest charge in respect of a gain recognized on the sale or other disposition of our common shares and upon the receipt of certain ‘‘excess distributions’’ (as defined in the United States Internal Revenue Code of 1986, as amended).

US shareholders should consult their own tax advisors concerning the United States federal income tax consequences of holding our common shares if we were a PFIC in any taxable year and its potential application to their particular situation.

After giving effect to the issuance of the third tranche and fourth tranche of the CommScope Agreement, CommScope will own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.
After giving effect to the issuance of the third tranche and fourth tranche, CommScope will own 33.2% of our issued and outstanding common shares (assuming no other common shares are issued) and accordingly may have the ability to exercise significant influence over all matters requiring shareholder approval. This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our shareholders.

Hydrogenics Corporation

A limited number of shareholders collectively own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.
A limited number of shareholders, including our founders, CommScope and General Motors, currently own a significant portion of our outstanding common shares. CommScope currently owns approximately 19.8% of our outstanding common shares. Upon the closing of the third and fourth tranches of the Agreement, this percentage will increase. General Motors currently owns approximately 8.3% of our outstanding common shares. In addition, each of Alpha and Iroquois currently holds 119,688 Series A warrants (representing the right to acquire the equivalent number of common shares) and 130,323 Series B warrants of the Corporation (representing the right to acquire the equivalent number of common shares). Accordingly, these shareholders may exercise significant influence over all matters requiring shareholder approval, including the election of a majority of our directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our shareholders.

As a principal shareholder and party to the strategic alliance and representative on our Board, both CommScope and General Motors have the ability to influence our corporate actions and in a manner that may be adverse to other shareholder interests.

Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.
If our principal shareholders, including our founders, sell substantial amounts of their common shares in the public market, the market price of our common shares could fall and the value of a shareholder’s investment could be reduced. The perception among investors that these sales may occur could have a similar effect. Share price declines may be exaggerated if the low trading volume that our common shares have experienced to date continues. These factors could also make it more difficult for us to raise additional funds through future offerings of our common shares or other securities.

Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares. Significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.
Our articles of incorporation permit us to issue an unlimited number of common and preferred shares. If we were to issue a significant number of common shares, it would reduce the relative voting power of previously outstanding shares. Such future issuances could be at prices less than our shareholders paid for their common shares. If we were to issue a significant number of common or preferred shares, these issuances could also deter or delay an attempted acquisition of us that a shareholder may consider beneficial, particularly in the event that we issue preferred shares with special voting or dividend rights. While Nasdaq and Toronto Stock Exchange rules may require us to obtain shareholder approval for significant issuances, we would not be subject to these requirements if we ceased, voluntarily or otherwise, to be listed on Nasdaq and the Toronto Stock Exchange. Significant issuances of our common or preferred shares, or the perception that such issuances could occur, could cause the trading price of our common shares to drop.

US investors may not be able to enforce US civil liability judgments against us or our directors and officers.
We are organized under the laws of Canada. A majority of our directors and officers are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States. As a result, it may be difficult for US holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada: (i) would enforce the judgments of US courts obtained in actions against us or such persons predicated on the civil liability provisions of US federal securities laws or other laws of the United States; or (ii) would enforce, in original actions, claims against us or such persons predicated on the US federal securities laws.

Hydrogenics Corporation

Our share price is volatile and we may continue to experience significant share price and volume fluctuations.
Since our common shares were initially offered to the public in November 2000, the stock markets, particularly in the technology and alternative energy sectors, and our share price have experienced significant price and volume fluctuations. Our common shares may continue to experience volatility for reasons unrelated to our own operating performance, including: performance of other companies in the fuel cell or alternative energy business; news announcements, securities analysts’ reports and recommendations and other developments with respect to our industry or our competitors; or changes in general economic conditions.

As at December 31, 2010 there were 286,545, options to purchase our common shares, 239,356 Series A warrants and 260,646 Series B warrants. If these securities are exercised, our shareholders will incur substantial dilution.
A significant element in our business plan to attract and retain qualified personnel is the issuance to such persons options to purchase our common shares. As at December 31, 2010, we have issued and have outstanding 286,545 options to purchase our common shares at an average price of CA$ 51.55 per common share. Accordingly, to the extent that we are required to issue significant numbers of options to our employees, and such options are exercised, our shareholders could experience significant dilution. As of December 31, 2010, we also have 239,356 Series A warrants and 260,646 Series B warrants issued and outstanding, whereby each warrant entitles the holder to purchase a common share for US$3.76. To the extent such Series A warrants and Series B warrants are exercised, our shareholders could experience significant dilution.

16 Forward-looking Statements

Caution regarding forward-looking statements

This MD&A constitutes “forward-looking information”, within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans”, “expects”, or “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

Hydrogenics Corporation

These factors may cause the Corporation’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Corporation’s fiscal 2011 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.